Exhibit 2.1

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

between

CONOPCO, INC.

and

PINNACLE FOODS INC.

Dated as of August 11, 2013

ARTICLE IV

Representations and Warranties of Purchaser

SECTION 4.01	Organization and Standing	20
SECTION 4.02	Authority; Execution and Delivery; Enforceability	20
SECTION 4.03	No Conflicts or Violations; No Consents or Approvals Required	21
SECTION 4.04	Proceedings	21
SECTION 4.05	Availability of Funds; Solvency	21

ARTICLE V

Covenants

SECTION 5.01	Covenants Relating to Conduct of the Business	22
SECTION 5.02	Access to Information	24
SECTION 5.03	Confidentiality	24
SECTION 5.04	Best Efforts	24
SECTION 5.05	Non-Competition	25
SECTION 5.06	Brokers or Finders	26
SECTION 5.07	Financing	26
SECTION 5.08	Financial Information Cooperation	28

ARTICLE VI

Conditions to Closing

SECTION 6.01	Conditions to Each Party’s Obligation	28
SECTION 6.02	Conditions to Obligation of Purchaser	29
SECTION 6.03	Conditions to Obligation of Seller	29
SECTION 6.04	Frustration of Closing Conditions	30

ARTICLE VII

Termination; Effect of Termination

SECTION 7.01	Termination	30
SECTION 7.02	Effect of Termination	31

ARTICLE VIII

Indemnification

SECTION 8.01	Indemnification by Seller	31
SECTION 8.02	Indemnification by Purchaser	32
SECTION 8.03	Indemnification Procedures	32
SECTION 8.04	Limitations on Indemnification	34

EXHIBITS

Transferred Technology License Agreement	A

Transitional Manufacturing Agreement	B

Transitional Services Agreement	C

v

GLOSSARY OF DEFINED TERMS

Definition	Location of Defined Terms

Acquisition	Section 1.01
Additional Trademarks	Section 1.02(a)(iv)
Adjusted Purchase Price	Section 2.03(c)
affiliate	Section 11.05(b)
Agreement	Preamble
Allocation	Section 9.02(b)
Ancillary Agreements	Section 3.02
Applicable Law	Section 3.03
Assumed Liabilities	Section 1.04(a)
Brands	Recitals
Business	Section 11.05(b)
business day	Section 11.05(b)
Business Material Adverse Effect	Section 11.05(b)
Canadian Taxes	Section 9.03(c)
Claims	Section 1.02(a)(ix)
Closing	Section 2.01
Closing Date	Section 2.01
Closing Date Payment	Section 2.02(b)(i)
Closing Inventory	Section 2.03(a)
Code	Section 11.05(b)
Competing Activities	Section 5.05(a)
Confidentiality Agreement	Section 5.03
Consent	Section 1.03(a)
Contracts	Section 1.02(a)(viii)
Debt Commitment Letter	Section 5.07(a)
Debt Financing	Section 4.05(a)
Debt Financing Sources	Section 5.07(a)
DOJ	Section 5.04(b)
$	Section 11.05(b)
Effects	Section 11.05(b)
Environmental Laws	Section 3.12
Equipment	Section 1.02(a)(ii)
Exchange Act	Section 11.05(b)
Excluded Assets	Section 1.02(b)
Excluded Taxes	Section 11.05(b)
Final Purchase Price	Section 2.03(c)
FTC	Section 5.04(b)
Governmental Entity	Section 3.03
GST	Section 9.03(c)
HSR Act	Section 3.03
HST	Section 9.03(c)
Indemnified Party	Section 8.03(a)

Definition	Location of Defined Terms

Indemnifying Party	Section 8.03(a)
Independence Facility	Section 1.02(b)(xiii)
Independent Expert	Section 2.03(b)(ii)
Intellectual Property	Section 11.05(b)
Inventory	Section 1.02(a)(i)
IRS	Section 8.06
Judgment	Section 3.03
knowledge of Seller	Section 11.05(b)
Liabilities	Section 1.04(a)
Liens	Section 3.05(a)
Losses	Section 8.01
Management Accounts	Section 3.04
Manufacturing Agreement	Section 1.06
Names	Section 10.02(a)
Notice of Objection	Section 2.03(b)(i)
Outside Date	Section 7.01(a)(iv)
Permits	Section 1.02(a)(vii)
Permitted Liens	Section 3.05(a)
person	Section 11.05(b)
Post-Closing Tax Period	Section 11.05(b)
Pre-Closing Tax Period	Section 11.05(b)
Proceeding	Section 1.03(a)
Products	Section 11.05(b)
Property Taxes	Section 11.05(b)
Purchase Price	Section 1.01
Purchaser	Preamble
Purchaser Disclosure Schedule	Article IV
Purchaser Fundamental Representations	Section 8.04(a)
Purchaser Indemnitees	Section 8.01
Purchaser Material Adverse Effect	Section 4.01
Purchaser’s Accountants	Section 2.03(b)(i)
QST	Section 9.03(c)
Registered Business Intellectual Property	Section 3.06(a)
Restricted Period	Section 5.05(a)
Retained Liabilities	Section 1.04(b)
Retained Litigation	Section 1.02(b)(iv)
Retained Permits	Section 1.02(b)(xiv)
Retained Product Liabilities	Section 1.04(a)(ii)
Retained Receivables	Section 1.02(b)(iii)
Seller	Preamble
Seller Affiliates	Recitals
Seller Disclosure Schedule	Article III
Seller Indemnitees	Section 8.02

2

Definition	Location of Defined Terms

Seller Fundamental Representations	Section 8.04(a)
Statement	Section 2.03(a)
Straddle Period	Section 11.05(b)
subsidiary	Section 11.05(b)
Target Inventory	Section 2.03(c)
Tax	Section 11.05(b)
Tax Return	Section 11.05(b)
Taxes	Section 11.05(b)
Taxing Authority	Section 11.05(b)
Technology	Section 1.02(a)(v)
Third Party Claim	Section 8.03(a)
Transfer Taxes	Section 11.05(b)
Transferred Assets	Section 1.02(a)
Transferred Contracts	Section 1.02(a)(viii)
Transferred Equipment	Section 1.02(a)(ii)
Transferred Intellectual Property	Section 1.02(a)(iii)
Transferred Inventory	Section 1.02(a)(i)
Transferred Permits	Section 1.02(a)(vii)
Transferred Technology	Section 1.02(a)(v)
Transferred Technology License	Section 1.05
Transitional Services Agreement	Section 10.03
Western Brand	Recitals
Wish-Bone Brand	Recitals

3

ASSET PURCHASE AGREEMENT

ASSET PURCHASE AGREEMENT dated as of August 11, 2013 (this “Agreement”), between CONOPCO, INC., a New York corporation (“Seller”), and PINNACLE FOODS INC., a Delaware corporation (“Purchaser”).

WHEREAS Seller, directly or indirectly through certain of its affiliates (collectively, the “Seller Affiliates”), manufactures, markets, distributes and sells the Wish-Bone® brand (the “Wish-Bone Brand”) of salad dressings and marinades and the Western® brand (the “Western Brand”) of salad dressings (the Wish-Bone Brand, together with the Western Brand, the “Brands”). Seller wishes to sell, or procure that the Seller Affiliates sell, to Purchaser, and Purchaser wishes to purchase from Seller and the Seller Affiliates, the Transferred Assets, upon the terms and subject to the conditions of this Agreement. In addition, Purchaser has agreed to assume from Seller and the Seller Affiliates the Assumed Liabilities, upon the terms and subject to the conditions of this Agreement.

NOW, THEREFORE, the parties hereby agree as follows:

ARTICLE I

Purchase and Sale of Transferred Assets

SECTION 1.01 Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller agrees to, and agrees to cause the Seller Affiliates to, sell, transfer, assign and deliver to Purchaser, and Purchaser agrees to purchase, acquire and accept from Seller and the Seller Affiliates, all of Seller’s and the Seller Affiliates’ right, title and interest in, to and under the Transferred Assets as of the Closing for (i) an aggregate purchase price of $580,000,000 (the “Purchase Price”), payable as set forth in Section 2.02(b)(i) and subject to adjustment as set forth in Section 2.03, and (ii) the assumption of the Assumed Liabilities. The purchase and sale of the Transferred Assets and the assumption of the Assumed Liabilities are collectively referred to in this Agreement as the “Acquisition”.

SECTION 1.02 Transferred Assets and Excluded Assets. (a) The term “Transferred Assets” means all of Seller’s and the Seller Affiliates’ right, title and interest in, to and under the following assets, properties, rights, contracts and claims of Seller or the Seller Affiliates as they exist at the time of Closing, in each case, other than (A) the Excluded Assets and (B) as otherwise provided in this Section 1.02(a):

(i) all raw materials, packaging materials, supplies, spare parts, unfinished inventory, work-in-process and finished goods (“Inventory”) owned by Seller or any of the Seller Affiliates at the Closing that are used or held for use exclusively in the operation or conduct of the Business (collectively, the “Transferred Inventory”);

(ii) all other tangible personal property and interests therein, including all machinery, equipment and molds (“Equipment”), owned by Seller or any of the Seller Affiliates and set forth in Section 1.02(a)(ii) of the Seller Disclosure Schedule (the “Transferred Equipment”);

(iii) (A) all trademarks, including all common law trademarks, trademark registrations, trademark applications, service marks, trade names and domain names (including all extensions and renewals thereof), together with the goodwill associated exclusively therewith, set forth in Section 1.02(a)(iii)(A) of the Seller Disclosure Schedule (but excluding the names and marks “Unilever”, “Conopco”, “Knorr”, “Unilever Bestfoods”, “Hellmann’s”, “Lipton”) and any of the Seller Affiliates (in any style or design) and any name or mark derived from or including any of the foregoing) and (B) all copyrights, copyright registrations, copyright applications, package designs, trade dress and characters and all rights to any of the foregoing owned by Seller or any of the Seller Affiliates that are used or held for use exclusively in the operation or conduct of the Business (but excluding the names and marks “Unilever”, “Conopco”, “Knorr”, “Unilever Bestfoods”, “Hellmann’s”, “Lipton” and any of the Seller Affiliates (in any style or design), and any name or mark derived from or including any of the foregoing) (the items set forth in the foregoing clauses (A) and (B), collectively, the “Transferred Intellectual Property”);

(iv) all trademarks, including all common law trademarks, trademark registrations, trademark applications, service marks, trade names and domain names (including all extensions and renewals thereof) set forth in Section 1.02(a)(iv) of the Seller Disclosure Schedule, together with the goodwill associated exclusively therewith (but excluding the names and marks “Unilever”, “Conopco”, “Knorr”, “Unilever Bestfoods”, “Hellmann’s”, “Lipton” and any of the Seller Affiliates (in any style or design), and any name or mark derived from or including any of the foregoing) (the “Additional Trademarks”);

(v) (x) all technology, including trade secrets, proprietary inventions, know-how, formulae, recipes, specifications, processes, procedures, research records, records of inventions, test information, market surveys and marketing know-how, software, website code and mobile technology applications (“Technology”) owned by Seller or any of the Seller Affiliates that are used or held for use exclusively in the operation or conduct of the Business and (y) Technology owned by Seller or any of the Seller Affiliates that is both (i) used or held for use in the operation or conduct of the Business and (ii) used in the manufacture by Seller or any of the Seller Affiliates of (and only of) the salad dressing products under the Hellmann’s brand set forth on Schedule A to the Transferred Technology License (collectively, the “Transferred Technology”); subject to the execution and delivery on or prior to the Closing by Purchaser of the Transferred Technology License;

(vi) all new product concepts actively in development as of Closing owned by Seller or any of the Seller Affiliates that are used or held for use exclusively in the operation or conduct of the Business;

(vii) except for any Retained Permits, all permits, licenses, franchises, approvals or authorizations from any Governmental Entity (“Permits”) issued to Seller or any of the Seller Affiliates that are used or held for use exclusively in the operation or conduct of the Business to the extent such Permits are transferable (the “Transferred Permits”);

(viii) all written contracts, leases, subleases, licenses, indentures, agreements, commitments, statements of work and other legally binding instruments (“Contracts”) set forth in Section 3.07 of the Seller Disclosure Schedule, and all other Contracts to which Seller or any of the Seller Affiliates is a party or by which Seller or any of the Seller Affiliates is bound to the extent used and held for use exclusively in, or that arise exclusively out of, the operation or conduct of the Business (the “Transferred Contracts”);

(ix) all warranties, rights, claims and causes of action of Seller or any of the Seller Affiliates to the extent relating to any other Transferred Asset or any Assumed Liability, other than (A) any such items arising under insurance policies and (B) all of Seller’s or any of the Seller Affiliates’ rights to assert claims, demands, actions, suits and causes of action, whether class, individual or otherwise in nature, in law or in equity, including any claim, demand, action, suit or cause of action for damages, injunctive relief, declaratory relief or other relief under the antitrust laws of any foreign country or the United States or any State thereof, unfair competition, unfair practices, price discrimination, unitary pricing, consumer protection, fraud prevention or trade practice laws (in any such case, domestic or foreign) (collectively, “Claims”), that Seller or any of the Seller Affiliates, in any capacity, ever had, now has or may or shall have in the future, whether known or unknown relating to (x) the Business’s purchase or procurement of any good, service or product or (y) Seller’s or any of the Seller Affiliates’ purchase or procurement of any good, service or product for, or on behalf of, the Business, in either case, at any time up until the Closing, along with any and all recoveries by settlement, judgment or otherwise in connection with any such Claims;

(x) all books of account, general, financial, accounting records and files, invoices, customers’ and suppliers’ lists, other distribution lists, billing records, records relating to each of the Transferred Intellectual Property, the Transferred Technology and the Additional Trademarks (including registration certificates and prosecution history relating to each of the foregoing), displays, sales, advertising and promotional literature (including marketing, advertising, promotional, sales and training materials), manuals and customer and supplier correspondence owned by Seller or any of the Seller Affiliates that are used or held for use exclusively in, or that arise exclusively out of, the operation or conduct of the Business, except to the extent (x) relating to the Excluded Assets or the Retained Liabilities, or (y) not reasonably separable from documents or databases that do not relate exclusively to the Business; and

(xi) all prepaid expenses that are used or held for use exclusively in, or that arise exclusively out of, the operation or conduct of the Business.

(b) Notwithstanding anything to the contrary contained in this Agreement, the Transferred Assets shall not include any assets or rights other than the assets specifically listed or described in Section 1.02(a) and shall expressly exclude the following assets (collectively, the “Excluded Assets”), which shall not be sold, transferred, assigned or delivered to Purchaser:

(i) all assets identified in Section 1.02(b)(i) of the Seller Disclosure Schedule;

(ii) all cash, cash equivalents or securities of Seller or any of the Seller Affiliates;

(iii) all accounts, notes receivable and similar rights to receive payments of Seller or any of the Seller Affiliates at the Closing arising out of, relating to or in respect of the operation or conduct of the Business (the “Retained Receivables”);

(iv) all rights, Claims and causes of action of Seller or any of the Seller Affiliates arising out of, relating to or in respect of the matters set forth in Section 1.02(b)(iv) of the Seller Disclosure Schedule (the “Retained Litigation”), any other Excluded Asset or any Retained Liability, including (A) any such items arising under insurance policies, (B) all guarantees, warranties, indemnities and similar rights in favor of Seller or any of the Seller Affiliates in respect of any other Excluded Asset or any Retained Liability and (C) all Claims that Seller or any of the Seller Affiliates, in any capacity, ever had, now has or may or shall have in the future, whether known or unknown, arising out of, relating to or in respect of (x) the Business’s purchase or procurement of any good, service or product or (y) Seller’s or any of the Seller Affiliates’ purchase or procurement of any good, service or product for, or on behalf of, the Business, in either case, at any time up until the Closing, along with any and all recoveries by settlement, judgment or otherwise in connection with any such Claims;

(v) any shares of capital stock or other equity interests of any affiliate of Seller or any of the Seller Affiliates;

(vi) all tangible personal property and interests therein, including all Equipment, owned by Seller or any of the Seller Affiliates that is not specifically listed or described in Section 1.02(a)(ii);

(vii) any asset relating to any employee of Seller or any of the Seller Affiliates (including any compensation or employee benefit plan in which any employees of Seller, any of the Seller Affiliates or any of their respective affiliates participate);

(viii) any refunds or credits, claims for refunds or credits or rights to receive refunds or credits from any Taxing Authority with respect to Excluded Taxes;

(ix) any records (including accounting records) related to Taxes paid or payable by Seller, any of the Seller Affiliates or any of their respective affiliates and all financial and Tax records relating to the Business that form part of Seller’s, any of the Seller Affiliates’ or any of their respective affiliates’ general ledger;

(x) all records prepared in connection with the sale of the Business (or any portion thereof), including bids received from third persons and analyses relating to the Business (or any portion thereof);

(xi) all rights of Seller or any of the Seller Affiliates under this Agreement and any other agreements, certificates and instruments relating to the sale of the Business (or any portion thereof) or otherwise delivered in connection with this Agreement;

(xii) the names and marks “Unilever”, “Conopco”, “Knorr”, “Unilever Bestfoods”, “Hellmann’s”, “Lipton” and of any of the Seller Affiliates (in any style or design), and any name or mark derived from or including any of the foregoing;

(xiii) all real property, leaseholds in or leases of real property and other interests in real property of Seller or any of the Seller Affiliates, including the real property located at the facility in Independence, Missouri owned by Seller and utilized by Seller and the Seller Affiliates in the operation and conduct of the Business (the “Independence Facility”), together with Seller’s or the applicable Seller Affiliate’s, right, title and interest in and to all buildings, improvements and fixtures thereon and all other appurtenances thereto;

(xiv) all Permits issued to Seller or any of the Seller Affiliates that are used or held for use in the business of manufacturing the Products (the “Retained Permits”);

(xv) all uniform product codes for the Products; and

(xvi) all division or corporate-level services of the type currently provided to the Business by Seller, any of the Seller Affiliates or any of their respective affiliates.

SECTION 1.03 Consents to Certain Assignments. (a) Prior to the Closing, Seller will provide or cause to be provided all commercially reasonable assistance to Purchaser (not including the payment of any consideration or concession of any right) reasonably requested by Purchaser to secure any consent or authorization that is required from any third party in connection with the applicable transactions contemplated hereby. Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to transfer or assign, directly or indirectly, any asset or any claim or right or any benefit arising under or resulting from such asset if an attempted direct or indirect assignment thereof, without the consent, approval or authorization (“Consent”) of a third party, would constitute a breach, default, violation or other contravention of the rights of such third party, would be ineffective with respect to any party to an agreement concerning such asset, claim or right, or would in any way adversely affect the rights of Seller or any of the Seller Affiliates or, upon transfer, Purchaser under such asset, claim or right. If any direct or indirect transfer or assignment by Seller or any of the Seller Affiliates to Purchaser, or any direct or indirect acquisition or assumption by Purchaser of, any interest in, or liability, obligation or commitment under, any asset, claim or right requires the Consent of a third party, then such transfer or assignment or assumption shall be made subject to such Consent being obtained. Purchaser agrees that neither Seller nor any of the Seller Affiliates shall have any liability whatsoever to Purchaser arising out of or relating to the failure to obtain any such Consent that may be required in connection with the transactions contemplated by this Agreement or because of any circumstances resulting therefrom. Purchaser further agrees that no representation, warranty or covenant of Seller herein shall be breached or deemed breached, and no condition shall be deemed not satisfied, as a result of (i) the failure to obtain any such Consent, (ii) any circumstances resulting therefrom or (iii) any suit, action or proceeding (a “Proceeding”) or investigation commenced or threatened by or on behalf of any person arising out of or relating to the failure to obtain any such Consent or any circumstances resulting therefrom.

(b) If any such Consent is not obtained prior to the Closing, the Closing shall nonetheless take place on the terms set forth herein and, thereafter, Purchaser and Seller shall use their respective reasonable best efforts to secure such Consent as promptly as practicable after the Closing and Seller shall provide or cause to be provided all commercially reasonable assistance to Purchaser (not including the payment of any consideration or concession of any right) reasonably requested by Purchaser to secure such Consent after the Closing or cooperate with Purchaser (at Purchaser’s expense) in any lawful and commercially reasonable arrangement reasonably proposed by Purchaser under which (i) Purchaser shall obtain (without infringing upon the legal rights of such third party or violating any Applicable Law) the economic claims, rights and benefits (net of the amount of any related Tax costs imposed on Seller, any of the Seller Affiliates or any of their respective affiliates) under the asset, claim or right with respect to which the Consent has not been obtained in accordance with this Agreement and (ii) Purchaser shall assume any related economic burden (including the amount of any related Tax costs imposed on Seller, any of the Seller Affiliates or any of their respective affiliates) with respect to the asset, claim or right with respect to which the Consent has not been obtained in accordance with this Agreement.

SECTION 1.04 Assumption of Liabilities. (a) Upon the terms and subject to the conditions of this Agreement, Purchaser shall assume, effective as of the Closing, and shall pay, perform and discharge when due, and indemnify, defend and hold harmless from and after the Closing, Seller, each of the Seller Affiliates and each of their respective affiliates and each of their respective officers, directors, employees, stockholders, agents and representatives from and against the following obligations, liabilities and commitments of any nature, whether known or unknown, express or implied, primary or secondary, direct or indirect, liquidated, absolute, accrued, contingent or otherwise and whether due or to become due (“Liabilities”), excluding any Retained Liabilities (collectively, the “Assumed Liabilities”):

(i) all Liabilities of Seller or any of the Seller Affiliates under the Transferred Contracts and the Transferred Permits to the extent such Liabilities arise out of, relate to or are in respect of the period from and after the Closing;

(ii) all Liabilities arising out of, relating to or in respect of any and all products manufactured or sold by the Business at any time, including Liabilities for refunds, adjustments, allowances, repairs, exchanges, returns and warranty, product liability, merchantability and similar claims or Proceedings relating to any such Liabilities, except for any Liabilities arising out of, relating to or in respect of products manufactured or sold by the Business prior to the Closing but solely to the extent such Liabilities arise from the failure of such products to meet the applicable specifications for such products at the time of manufacture or sale, as applicable (the “Retained Product Liabilities”);

(iii) other than the Retained Litigation, all Liabilities (including any defense costs, third-party legal fees and similar expenses) in respect of Proceedings and claims, whether or not presently asserted, to the extent arising out of, relating to or in respect of the Transferred Assets, the Business or the operation or conduct of the Business from and after the Closing;

(iv) Property Taxes that are the responsibility of Purchaser pursuant to Section 9.01;

(v) Transfer Taxes that are the responsibility of Purchaser pursuant to Section 9.03(b);

(vi) all Liabilities (A) arising under or in respect of (x) the advertising commitments set forth in Section 1.04(a)(vi) of the Seller Disclosure Schedule or (y) any advertising commitments entered into or assumed by Seller or any of the Seller Affiliates on or after the date of this Agreement in accordance with the terms of this Agreement and (B) for trade promotions and consumer promotions (x) as set forth in Section 1.04(a)(vi) of the Seller Disclosure Schedule or (y) planned or committed on or after the date of this Agreement in accordance with the terms of this Agreement, in each case arising out of, relating to or in respect of any and all Products (including the Transferred Inventory) sold by Purchaser from and after the Closing;

(vii) all Liabilities of Seller or any of the Seller Affiliates to any supplier for any materials or components used or held for use exclusively in the operation or conduct of the Business from and after the Closing, including all Liabilities to the suppliers for the materials or components set forth in Section 1.04(a)(vii) of the Seller Disclosure Schedule;

(viii) all Liabilities of Seller or any of the Seller Affiliates arising out of any purchase, service or promotion order, including any such purchase, service or promotion order issued pursuant to any master agreement that is not a Transferred Contract, to the extent such Liabilities arise out of, relate to or are in respect of the operation or conduct of the Business from and after the Closing; and

(ix) all other Liabilities of Seller or any of the Seller Affiliates (including under or pursuant to Environmental Law) to the extent arising out of, relating to or in respect of the Transferred Assets, the Business or the operation or conduct of the Business from and after the Closing.

(b) Notwithstanding any other provision of this Agreement, Purchaser shall not assume any Retained Liability, each of which shall be retained and paid, performed and discharged when due by Seller or the applicable Seller Affiliate. The term “Retained Liabilities” means all Liabilities arising out of, relating to or otherwise in respect of the Transferred Assets, the Business or the operation or conduct of the Business that are not Assumed Liabilities set forth in Section 1.04(a), including the following:

(i) all Excluded Taxes;

(ii) all Liabilities of Seller or any of the Seller Affiliates to the extent arising out of, relating to or in respect of the Excluded Assets, including the Retained Litigation;

(iii) all Retained Product Liabilities;

(iv) all Liabilities of Seller or any of the Seller Affiliates to the extent arising out of, relating to or in respect of the employment or compensation of any current or former employee or individual independent contractor by Seller or any of the Seller Affiliates, including Taxes in respect thereof and any Liabilities arising under or in respect of Employee Retirement Income Security Act of 1974, as amended;

(v) all accounts payable of Seller or any of the Seller Affiliates at the Closing to the extent arising out of, relating to or the operation or conduct of the Business prior to the Closing;

(vi) all other Liabilities of Seller or any of the Seller Affiliates (including under or pursuant to Environmental Law) to the extent arising out of, relating to or in respect of the Excluded Assets, the Business or the operation or conduct of the Business at or prior to the Closing; and

(vii) Transfer Taxes that are the responsibility of Seller pursuant to Section 9.03(b).

(c) Purchaser agrees to reimburse Seller and the Seller Affiliates, dollar for dollar, in the event that any of Seller’s or a Seller Affiliate’s customers offset any cost related to the Business against accounts payable by such customer to Seller or such Seller Affiliate. Seller agrees to, and to cause the Seller Affiliates to, provide notice to Purchaser of any such offset for which Seller or such Seller Affiliate is entitled to be reimbursed by Purchaser pursuant to this Section 1.04(c). Purchaser shall pay Seller or such Seller Affiliate promptly following receipt of notice of any such offset by a customer (together with supporting documentation). From and after the Closing, Seller shall retain the right and authority to collect for its own account all Retained Receivables and other related items that are included in the Excluded Assets and to endorse any checks or drafts received with respect to any Retained Receivables or other related items that are included in the Excluded Assets. Purchaser shall deliver to Seller any cash or other property received directly or indirectly by it with respect to the Retained Receivables and other related items that are included in the Excluded Assets.

SECTION 1.05 Transferred Technology License. At the Closing, Purchaser will execute and deliver a non-exclusive, fully paid, perpetual, worldwide, royalty-free license (in the form attached hereto as Exhibit A) to Seller with respect to certain Transferred Technology that is used by Seller and certain Seller Affiliates in connection with the manufacture of salad dressing products under the Hellmann’s® brand (the “Transferred Technology License”).

SECTION 1.06 Manufacturing Agreement. At the Closing, the parties will enter a transitional manufacturing agreement (in the form attached hereto as Exhibit B) pursuant to which Seller or a Seller Affiliate will manufacture for Purchaser certain salad dressing and marinade products under the Brands (the “Manufacturing Agreement”).

ARTICLE II

Closing and Post-Closing Purchase Price Adjustment

SECTION 2.01 Closing. The closing of the Acquisition (the “Closing”) shall take place at the offices of Cravath, Swaine & Moore LLP, 825 Eighth Avenue, New York, New York 10019, at 10:00 a.m., New York time, on the date that is the later of (a) the second business day following the satisfaction (or, to the extent permitted, the waiver) of the conditions set forth in Section 6.01, or, if on such day any other condition set forth in Article VI has not been satisfied (or, to the extent permitted, waived by the party or parties entitled to the benefit thereof), as soon as practicable after all the conditions set forth in Article VI have been satisfied (or, to the extent permitted, waived by the party or parties entitled to the benefit thereof), and (b) September 18, 2013, or at such other place, time and date as may be agreed by Seller and Purchaser. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”. The Closing shall be deemed to be effective as of the close of business on the Closing Date.

SECTION 2.02 Transactions To Be Effected at the Closing. At the Closing:

(a) Seller shall deliver or cause to be delivered to Purchaser:

(i) such appropriately executed deeds, bills of sale, assignments and other instruments of transfer relating to the Transferred Assets (other than the Transferred Intellectual Property and the Additional Trademarks) in forms reasonable acceptable to Purchaser;

(ii) duly executed assignments of the U.S. and Canadian trademark registrations and applications included in the Transferred Intellectual Property, in a form suitable for recording in the U.S. and Canadian Trademark Offices and a general assignment for all other Transferred Intellectual Property and the Additional Trademarks in forms reasonably acceptable to Purchaser (it being understood that any execution of local forms or notarization and/or legalization required for the recording of any such assignment outside of the United States may be effectuated after the Closing and shall be the sole responsibility of Purchaser);

(iii) duly executed counterparts of the Transferred Technology License, the Manufacturing Agreement and the Transitional Services Agreement;

(iv) a certificate from the Seller and each Seller Affiliate to the effect that either (i) the Seller or such Seller Affiliate is not a “foreign person” in accordance with Treasury Regulations Section 1.1445-2(b)(2) or (ii) for any Seller Affiliate that is a foreign person, none of the assets such Seller Affiliate is selling is a “U.S. real property interest”, and such other facts necessary to establish that the sale and any other transactions contemplated hereby are exempt from withholding pursuant to Section 1445 of the Code; and

(v) a duly executed copy of the officer’s certificate described in Section 6.02(c);

(it being understood in each case that such deeds, bills of sale, assignments and other instruments of transfer shall not require Seller or any of its affiliates to make any additional representations, warranties or covenants, expressed or implied, not contained in this Agreement).

(b) Purchaser shall deliver to Seller and the Seller Affiliates:

(i) payment, by wire transfer of immediately available funds to one or more accounts designated in writing by Seller (such designation to be made at least one business day prior to the Closing Date), in an amount equal to (A) the Purchase Price plus or minus (B) an estimate, prepared by Seller and delivered to Purchaser at least two business days prior to the Closing Date, of any adjustment to the Purchase Price under Section 2.03 (the Purchase Price plus or minus such estimate of any adjustment under Section 2.03 being hereinafter called the “Closing Date Payment”);

(ii) appropriately executed counterparts to such deeds, bills of sale, assignments and other instruments of transfer, and appropriately executed assumption agreements and other instruments of assumption providing for the assumption of the Assumed Liabilities;

(iii) appropriately executed counterparts of the Transferred Technology License, the Manufacturing Agreement and the Transitional Services Agreement;

(iv) such other instruments of assumption requested by Seller reasonably necessary to effect the assumption by Purchaser of the Assumed Liabilities as contemplated by this Agreement; and

(v) a duly executed copy of the officer’s certificate described in Section 6.03(c).

SECTION 2.03 Post-Closing Purchase Price Adjustment. (a) Within 60 days after the Closing Date, Seller shall prepare and deliver to Purchaser a statement (the “Statement”), setting forth the book value of the Transferred Inventory as of the close of business on the Closing Date (“Closing Inventory”) calculated in accordance with the principles set forth on Section 2.03 of the Seller Disclosure Schedule. Purchaser shall assist Seller and its independent auditors and other representatives in the preparation of the Statement and shall provide Seller and its independent auditors and other representatives any information reasonably requested and shall provide them reasonable access at all reasonable times to such personnel, properties and books and records related to the Business for such purpose.

(b) Objections; Resolution of Disputes.

(i) Unless Purchaser notifies Seller in writing within 15 days after Seller’s delivery of the Statement of any objection to the computation of Closing Inventory set forth therein (the “Notice of Objection”), the Statement shall become final and binding at the end of such 15-day period. During such 15-day period, Purchaser and its representatives shall be permitted to review the working papers of Seller relating to the Statement. Any Notice of Objection shall specify in reasonable detail the basis for the objections set forth therein and shall include a special purpose report of Deloitte & Touche LLP (“Purchaser’s Accountants”) stating that they concur with the matters set forth in such Notice of Objection and that such Notice of Objection has been prepared in accordance with this Section 2.03. Any Notice of Objection shall include only objections based on (A) mathematical errors in the computation of Closing Inventory or (B) Closing Inventory not having been calculated in accordance with the principles set forth on Section 2.03 of the Seller Disclosure Schedule.

(ii) If Purchaser provides the Notice of Objection to Seller within such 15-day period, Purchaser and Seller shall, during the 30-day period following Seller’s receipt of the Notice of Objection, attempt in good faith to resolve Purchaser’s objections. During such 30-day period, Seller and its independent auditors and other representatives shall be permitted to review the working papers of Purchaser and Purchaser’s Accountants relating to the Notice of Objection and the basis therefor. If Purchaser and Seller are unable to resolve all such objections within such 30-day period, the matters remaining in dispute that were properly included in the Notice of Objection shall be submitted to KPMG LLP (or, if such firm declines to act, to another nationally recognized public accounting firm mutually agreed upon by Purchaser and Seller in writing and, if Purchaser and Seller are unable to so agree within 10 days after the end of such 30-day period, then Purchaser and Seller shall each select such a firm and such firms shall jointly select a third nationally recognized firm to resolve the disputed matters (such selected firm being the “Independent Expert”)). The parties shall instruct the Independent Expert to render its reasoned written decision as promptly as practicable but in no event later than 60 days after its selection. The resolution of disputed items by the Independent Expert shall be final and binding, and the determination of the Independent Expert shall constitute an arbitral award that is final, binding and non-appealable and upon which a judgment may be entered by a court having jurisdiction over the party against which such determination is to be enforced. The fees and expenses of the Independent Expert shall be borne equally by Purchaser and Seller. The fees and disbursements of Purchaser’s independent auditors incurred in connection with their review of the Statement and certification of any Notice of Objection shall be borne by Purchaser. After the Statement shall have become final and binding, Purchaser shall have no further right to make any claims against Seller in respect of (i) any element of Closing Inventory that Purchaser raised, or could have raised, in the Notice of Objection or (ii) any payment made pursuant to Section 2.03(c).

(c) Adjustment Payment. The Purchase Price shall be increased by the amount by which Closing Inventory exceeds $20,000,000 (the “Target Inventory”), and the Purchase Price shall be decreased by the amount by which Closing Inventory is less than the Target Inventory (the Purchase Price as so increased or decreased being hereinafter called the “Adjusted Purchase Price”). Within 10 days after the Statement has become final and binding in accordance with Section 2.03(b), (i) if the Closing Date Payment is less than the Adjusted Purchase Price, Purchaser shall pay to Seller an amount equal to such difference, plus simple interest thereon at a rate of 5% per annum from the Closing Date to the date payment is made in full, and (ii) if the Closing Date Payment is greater than the Adjusted Purchase Price, Seller shall pay to Purchaser an amount equal to such difference, plus simple interest thereon at a rate of 5% per annum from the Closing Date to the date payment is made in full (the Closing Date Payment as so increased or decreased being hereinafter called the “Final Purchase Price”). Any such payment hereunder shall be made by wire transfer of immediately available funds to an account designated in writing by Purchaser or Seller, as the case may be.

(d) Post-Closing Books and Records. Following the Closing through the resolution of any adjustment to the Purchase Price contemplated by this Section 2.03, Purchaser shall not take any action with respect to the accounting books and records of the Business on which the Statement is to be based that could prevent, obstruct or otherwise affect (i) the results of the procedures set forth in this Section 2.03, including the value of the Closing Inventory or any other value set forth on the Statement, or (ii) the procedures set forth in this Section 2.03, including the preparation of the Statement or the resolution of any dispute regarding the Statement. During the period of time from and after the Closing Date through the resolution of any adjustment to the Purchase Price contemplated by this Section 2.03, Purchaser shall afford to Seller, and Seller shall afford to Purchaser, and any accountants, counsel or financial advisers retained by Seller or Purchaser, as the case may be, in connection with any adjustment to the Purchase Price contemplated by this Section 2.03 reasonable access during normal business hours to all the properties, books, contracts, personnel and records of the Business relevant to the adjustment contemplated by this Section 2.03.

ARTICLE III

Representations and Warranties of Seller

Except as set forth in the disclosure schedules (collectively, the “Seller Disclosure Schedule”) delivered by Seller to Purchaser on or prior to the date hereof and the documents attached to or incorporated by reference therein, Seller represents and warrants to Purchaser as follows:

SECTION 3.01 Organization and Standing. Seller is validly existing and in good standing under the laws of the State of New York. Each of the Seller Affiliates is validly existing and in good standing under the laws of its jurisdiction of organization. Each of Seller and each of the Seller Affiliates has full corporate, company or partnership power and authority to enable it to own, lease or otherwise hold the Transferred Assets owned, leased or otherwise held by it and to conduct the Business as presently conducted by it.

SECTION 3.02 Authority; Execution and Delivery; Enforceability. Seller has full corporate power and authority to execute, deliver and perform this Agreement and the other agreements and instruments to be executed and delivered in connection with this Agreement (the “Ancillary Agreements”) to which it is, or is specified to be, a party and to consummate the transactions contemplated to be consummated by it by this Agreement and such Ancillary Agreements. Each of the Seller Affiliates has full corporate, company or partnership power and authority to execute, deliver and perform the Ancillary Agreements to which it is, or is specified to be, a party and to consummate the transactions contemplated to be consummated by it by such Ancillary Agreements. Seller has taken all corporate action required by its Certificate of Incorporation and By-laws to authorize the execution and delivery of this Agreement and the Ancillary Agreements to which it is, or is specified to be, a party and to authorize the consummation of the transactions contemplated to be consummated by it by this Agreement and such Ancillary Agreements. Each of the Seller Affiliates has taken all corporate, company or partnership action required by its comparable organizational documents to authorize the execution, delivery and performance of the Ancillary Agreements to which it is, or is specified to be, a party and to authorize the consummation of the transactions contemplated to be consummated by it by such Ancillary Agreements. Seller has duly executed and delivered this Agreement and prior to the Closing will have duly executed and delivered each Ancillary Agreement to which it is, or is specified to be, a party, and this Agreement constitutes, and each Ancillary Agreement to which it is, or is specified to be, a party will after the Closing constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms subject, as to enforcement, to applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting creditors’ rights generally and to general equitable principles. Each of the Seller Affiliates prior to the Closing will have duly executed and delivered each Ancillary Agreement to which it is, or is specified to be, a party, and each Ancillary Agreement to which it is, or is specified to be, a party will after the Closing constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms subject, as to enforcement, to applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting creditors’ rights generally and to general equitable principles.

SECTION 3.03 No Conflicts or Violations; No Consents or Approvals Required. The execution and delivery by Seller of this Agreement do not, the execution and delivery by Seller and each of the Seller Affiliates of each Ancillary Agreement to which it is, or is specified to be, a party will not, and the consummation of, in the case of Seller, the transactions contemplated to be consummated by it by this Agreement and such Ancillary Agreements, or, in the case of each of the Seller Affiliates, the transactions contemplated to be consummated by it by such Ancillary Agreements, will not conflict with, or result in any breach of or constitute a default under, or result in the creation of any Lien (other than Permitted Liens or Liens caused by Purchaser) upon any of the Transferred Assets under, any provision of (i) in the case of Seller, its Certificate of Incorporation or By-laws and, in the case of each of the Seller Affiliates, its comparable organizational documents, (ii) any Contract to which Seller or any of the Seller Affiliates is a party or by which any of the Transferred Assets is bound or (iii) any judgment, order or decree (“Judgment”) or statute, law, ordinance, rule or regulation applicable to Seller or any of the Seller Affiliates or any of the Transferred Assets (“Applicable Law”), other than, in the case of clauses (i), (ii) and (iii) above, any such items that would not reasonably be expected to have a Business Material Adverse Effect. No Consent of, or registration, declaration or filing with, any Federal, state, local or foreign court of competent jurisdiction, governmental agency, authority, instrumentality or regulatory body (a “Governmental Entity”), is required to be obtained or made by or with respect to Seller or any of the Seller Affiliates in connection with the execution, delivery and performance of this Agreement or the consummation of the Acquisition, other than (A) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (B) the filings and receipt, termination or expiration, as applicable, of such other approvals or waiting periods as may be required under any other applicable competition, merger control, antitrust or similar Applicable Law of any jurisdiction, (C) compliance with and filings and notifications under applicable Environmental Laws, (D) compliance with and filings under Section 13(a) of the Exchange Act, (E) those that may be required solely by reason of Purchaser’s (as opposed to any third party’s) participation in the Acquisition and the other transactions contemplated hereby and by the Ancillary Agreements and (F) those the failure of which to obtain or make would not reasonably be expected to have a Business Material Adverse Effect.

SECTION 3.04 Financial Information. Section 3.04 of the Seller Disclosure Schedule sets forth (i) an unaudited Statement of Inventory at December 31, 2010, December 31, 2011, December 31, 2012 and March 31, 2013 and (ii) an unaudited Statement of Profit Before Overheads, Depreciation and Amortization for the years ended December 31, 2011, December 31, 2012 and for the three months ended March 31, 2013 (such statements, the “Management Accounts”). The Management Accounts (i) were prepared in accordance with the historical accounting principles, practices, methodologies and policies of Seller or the applicable Seller Affiliates with respect to the Business, which to the knowledge of Seller, are consistent in all material respects with International Financial Reporting Standards applied on a consistent basis, subject, with respect to the unaudited Statement of Profit Before Overheads, Depreciation and Amortization, to the adjustments described therein, (ii) were prepared from Seller’s or the applicable Seller Affiliates’ books and records, and (iii) present fairly, to the knowledge of Seller, in all material respects, in accordance with such accounting principles, practices, methodologies and policies, the Inventory of the Business at December 31, 2010, December 31, 2011, December 31, 2012 and March 31, 2013 and, subject to the adjustments described therein, the direct revenues and expenses of the Business for the years ended December 31, 2011, December 31, 2012 and for the three months ended March 31, 2013.

SECTION 3.05 Good and Valid Title. (a) Seller or a Seller Affiliate has, or as of the Closing will have, good and valid title to all Transferred Assets, other than those sold or otherwise disposed of since the date of this Agreement not in violation thereof, in each case free and clear of all mortgages, liens, charges, claims, security interests, options or other rights to purchase, pledges or other encumbrances of any kind (collectively, “Liens”), except (i) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business, in each case for sums not yet overdue for a period of more than thirty (30) days or that are being contested in good faith by appropriate proceedings, (ii) Liens arising under original purchase price conditional sales Contracts or equipment leases with third parties entered into in the ordinary course of business, (iii) Liens for Taxes and other governmental charges that are not due and payable or that may thereafter be paid without penalty and (iv) other imperfections of title, licenses or encumbrances, if any, which do not materially impair the continued use and operation of the Transferred Assets to which they relate in the conduct of the Business as presently conducted (such Liens in clauses (i) through (iv), collectively, “Permitted Liens”).

(b) This Section 3.05 does not relate to intellectual property, such items being the subject of Section 3.06.

SECTION 3.06 Intellectual Property. (a) Seller or a Seller Affiliate is the owner of the Transferred Intellectual Property and the Transferred Technology free and clear of all Liens, and no license fees in respect of any Transferred Intellectual Property or Transferred Technology (other than ordinary course software license fees) are paid or payable to any party (including affiliated and non-affiliated parties) for the use by Seller or the applicable Seller Affiliate thereof in those jurisdictions where such Transferred Intellectual Property and Transferred Technology are being used. Section 3.06(a) of the Seller Disclosure Schedule sets forth a list of the registered (and applications for the registration of) Transferred Intellectual Property (the “Registered Business Intellectual Property”), including the application and registration numbers and the jurisdictions where such Registered Business Intellectual Property is registered or where applications have been filed. Purchaser acknowledges and agrees that Seller does not make any representations or warranties relating to the trademark registrations and applications included in the Registered Business Intellectual Property in jurisdictions other than those set forth in Section 3.06 of the Seller Disclosure Schedule.

(b) In connection with the Registered Business Intellectual Property, all registrations are in force and all applications for the same are pending in good standing and without any adverse post-grant proceedings pending before the Governmental Entity in which the registrations or applications are issued or filed. The Registered Business Intellectual Property is valid and enforceable and none of the Registered Business Intellectual Property has been declared invalid or unenforceable or has been limited by any court or arbitration panel.

(c) Neither Seller nor any of the Seller Affiliates has granted any license of any kind relating to any Transferred Intellectual Property or Transferred Technology, except non-exclusive licenses to end-users in the ordinary course of business. Neither Seller nor any of the Seller Affiliates is bound by or a party to any material option, license or similar Contract relating to any Intellectual Property of any other person for the use of such Intellectual Property in the conduct of the Business, except (1) for non-exclusive licenses to end-users in the ordinary course of business and (2) for so-called “shrink-wrap” and other non-customized license agreements relating to computer software licensed to Seller or the applicable Seller Affiliate in the ordinary course of business.

(d) No material claims are pending or threatened in writing (including, for the avoidance of doubt, material cease-and-desist letters or invitations-to-license) as of the date of this Agreement against Seller or any of the Seller Affiliates by any person (i) claiming that the use of any of the Transferred Intellectual Property or Transferred Technology in the operation or conduct of the Business infringes, misappropriates or otherwise violates the Intellectual Property of any such person or (ii) challenging the validity, enforceability, ownership or use of any Transferred Intellectual Property or any Transferred Technology (including cease and desist letters or invitations to take a license). To the knowledge of Seller, the operation of the Business as currently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property of any person. There are no pending proceedings initiated by Seller or any Seller Affiliate regarding infringement, misappropriation or other violation by any person of Seller’s or any Seller Affiliate’s rights to, or in connection with, the Transferred Intellectual Property or Transferred Technology.

(e) Other than (i) rights in connection with co-packing arrangements and (ii) cross-promotional rights entered into in the ordinary course of business, neither Seller nor any of the Seller Affiliates is a party to or bound by any material license, sublicense, option or other agreement relating in whole or in part to the Transferred Intellectual Property.

(f) For the avoidance of doubt, nothing in either this Section 3.06 (other than the second sentence of this Section 3.06(f)) or elsewhere in this Agreement (other than Section 10.02(c)) shall be construed as a representation or warranty related to the Additional Trademarks. Seller or one of the Seller Affiliates is the owner of the registrations and applications set forth in Section 1.02(a)(iv) of the Seller Disclosure Schedule for the Additional Trademarks.

(g) None of Seller or Seller’s Affiliates owns or controls any patents, patent applications or patent rights that are used in the manufacture and sale of the Products as of the date of this Agreement.

(h) The Transferred Intellectual Property, the Additional Trademarks and the Transferred Technology comprise all Intellectual Property owned by Seller or any of the Seller Affiliates necessary for the manufacture and sale of the Products as of the Closing in a manner substantially consistent with the manner in which the Products have been manufactured and sold by Seller or the applicable Seller Affiliates prior to the Closing.

(i) All Transferred Technology has been maintained by Seller and the Seller Affiliates subject to secrecy safeguards in a manner substantially consistent with the manner in which Seller maintains the confidentiality of its Technology generally. To the knowledge of Seller, no third party that is not an affiliate of Seller has misappropriated any trade secrets that are included in the Transferred Technology.

SECTION 3.07 Contracts. (a) Except for Contracts relating to Excluded Assets or Retained Liabilities, neither Seller nor any of the Seller Affiliates is a party to or bound by any Contract that is used or held for use exclusively in, or that arises exclusively out of, the operation or conduct of the Business (other than (x) any Contract that is not material in relation to the Business, taken as a whole, (y) this Agreement and the Ancillary Agreements and (z) Contracts entered into after the date of this Agreement in accordance with Section 5.01) and that is:

(i) a Contract containing a covenant not to compete (other than (A) pursuant to any radius restriction contained in any lease, reciprocal easement or development, construction, operating or similar agreement and (B) any such covenant contained in any agreement with a broker) that materially limits the conduct of the Business as currently conducted;

(ii) (A) a continuing Contract for the future purchase of materials, supplies, equipment, raw materials, packaging or commodities (other than (x) purchase Contracts and orders for Inventory in the ordinary course of business and (y) purchase orders for the co-packing or manufacturing of the products of the Business in the ordinary course of business), (B) a management, service, consulting or other similar Contract (other than Contracts for services in the ordinary course of business, including transportation and warehousing Contracts) or (C) an advertising Contract, in any such case which has an aggregate future liability to any person (other than Seller or any of the Seller Affiliates) in excess of $150,000 and is not terminable by Seller or any Seller Affiliate by notice of not more than 90 days for a cost of less than $150,000;

(iii) a Contract under which Seller or any of the Seller Affiliates has borrowed any money from, or issued any note, bond, debenture or other evidence of indebtedness to, any person (other than Seller or any of the Seller Affiliates) or any other note, bond, debenture or other evidence of indebtedness of Seller or any of the Seller Affiliates (other than in favor of Seller or any of the Seller Affiliates) in any such case which, individually, is in excess of $150,000;

(iv) a Contract under which (A) any person (other than Seller or any of the Seller Affiliates) has directly or indirectly guaranteed indebtedness, liabilities or obligations of Seller or any of the Seller Affiliates or (B) Seller or any of the Seller Affiliates has directly or indirectly guaranteed indebtedness, liabilities or obligations of any person, other than Seller or any of the Seller Affiliates (in each case other than endorsements for the purpose of collection in the ordinary course of business), in any such case which, individually, is in excess of $150,000;

(v) a lease or similar Contract with any person (other than Seller or any of the Seller Affiliates) under which Seller or any of the Seller Affiliates is lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by any person which lease or similar Contract has an aggregate future liability in excess of $150,000 and is not terminable by Seller or any of the Seller Affiliates by notice of not more than 90 days for a cost of less than $150,000; or

(vi) any other Contract that has an aggregate future liability to any person (other than Seller or any of the Seller Affiliates) in excess of $150,000 and is not terminable by Seller or any of the Seller Affiliates by notice of not more than 90 days for a cost of less than $150,000 (other than purchase orders, sales orders and Contracts with brokers).

(b) Seller or the applicable Seller Affiliate has performed all material obligations required to be performed by it to date under the Transferred Contracts and is not in material breach or default thereunder and, to the knowledge of Seller, no other party to any Transferred Contract, as of the date of this Agreement, is in material breach or default thereunder. All Transferred Contracts are valid and binding, in full force and effect and enforceable (subject, as to enforcement, to applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting creditors’ rights generally and to general equitable principles) in accordance with their terms by Seller or the applicable Seller Affiliate, except to the extent such failures to be valid, binding, in full force and effect or enforceable would not be material to the Business.

SECTION 3.08 Permits. (a)(i) All Transferred Permits are validly held by Seller or a Seller Affiliate, and Seller or the applicable Seller Affiliate has complied in all material respects with the terms and conditions thereof, (ii) during the twelve months immediately preceding the date of this Agreement, neither Seller nor any of the Seller Affiliates has received written notice of any Proceeding relating to the revocation or modification of any such Transferred Permits the loss of which would reasonably be expected to materially adversely affect the Business and (iii) none of such Transferred Permits would reasonably be expected to be subject to suspension, modification, revocation or non-renewal as a result of the execution and delivery of this Agreement or the consummation of the Acquisition, except for any suspensions, modifications, revocations or non-renewals that would materially adversely affect the Business.

(b) This Section 3.08 does not relate to environmental matters, such items being the subject of Section 3.12.

SECTION 3.09 Taxes. For purposes of this Agreement: (i) all material Tax Returns of the Seller and each Seller Affiliate required to be filed by the Code or by applicable state, provincial, local or foreign Tax laws to the extent such Tax Returns relate to the Transferred Assets for Pre-Closing Tax Periods have been timely filed or will be timely filed and are true, complete and correct in all material respects, (ii) all material Taxes (whether or not shown or required to be shown on any Tax Return) with respect to the Transferred Assets have been paid in full or will be timely paid in full by the due date thereof other than those being contested in good faith by appropriate proceedings, (iii) no material claims are being asserted in writing with respect to any Taxes due with respect to the Transferred Assets and (iv) no material Tax liens with respect to the Transferred Assets have been filed.

SECTION 3.10 Proceedings. Section 3.10 of the Seller Disclosure Schedule sets forth a list as of the date of this Agreement of each pending Proceeding against Seller or any of the Seller Affiliates (as to which a complaint has been served on Seller or the applicable the Seller Affiliate), which relates to the Business and pursuant to which a party seeks (a) more than $150,000 from Seller or the applicable Seller Affiliate or (b) injunctive relief prohibiting the consummation of the Acquisition. Neither Seller nor any of the Seller Affiliates is a party or subject to or in default under any unsatisfied Judgment applicable to the conduct of the Business, other than for such Judgments that are not material to the Business. This Section 3.10 does not relate to intellectual property matters, Tax matters or environmental matters, such items being the subject of Sections 3.06, 3.09 and 3.12, respectively.

SECTION 3.11 Absence of Changes or Events. Since March 31, 2013, (i) there has not been a Business Material Adverse Effect or any Effect that is reasonably likely to result in a Business Material Adverse Effect, (ii) the Business has been operated in its ordinary course of business consistent with past practice and (iii) neither Seller nor any of the Seller Affiliates has taken any action that, if taken after the date hereof, would constitute a breach of Section 5.01(a)(i) through (xi). Purchaser acknowledges that there may be disruption to the Business as a result of the announcement by Seller of its intention to sell the Business (and that there may be further disruption to the Business as a result of the execution of this Agreement (including as a result of the identity of Purchaser) and the consummation of the transactions contemplated hereby), and Purchaser agrees that any such disruptions do not and shall not constitute a breach of this Section 3.11.

SECTION 3.12 Compliance with Applicable Laws. To the knowledge of Seller, other than in respect of the Excluded Assets or the Retained Liabilities, the Business is in compliance in all material respects with all Applicable Laws, including all Applicable Laws relating to protection of the environment (“Environmental Laws”). As of the date of this Agreement, other than in respect of the Excluded Assets or the Retained Liabilities, there are no pending Proceedings against Seller or any of the Seller Affiliates alleging that the Business is in violation of any Environmental Law and neither Seller nor any of the Seller Affiliates have received any written notice from a Governmental Entity of any claim or violation of any Environmental Law that could result in a material liability to, or a material obligation of, the Business. This Section 3.12 does not relate to matters with respect to Taxes, which are the subject of Section 3.09.

SECTION 3.13 Sufficiency of Transferred Assets. Except as contemplated by the Transitional Services Agreement and the Manufacturing Agreement and assuming that Purchaser has the ability to provide to the Business all division and corporate-level services of the type currently provided to the Business by Seller or any of the Seller Affiliates or their respective affiliates, the Transferred Assets are sufficient to permit Purchaser to manufacture and sell the Products in a manner substantially consistent with the manner in which the Products have been manufactured and sold by Seller or the applicable Seller Affiliates prior to the Closing, except for the Excluded Assets.

SECTION 3.14 Transferred Equipment. The Transferred Equipment is in reasonably good repair and operating condition (giving due account to the age and length of use of such Transferred Equipment and ordinary wear and tear) and is adequate and suitable for its present uses.

SECTION 3.15 Inventory. On the Closing Date, except to the extent excluded from the Closing Inventory, the Transferred Inventory will be usable and saleable in the ordinary course of business.

SECTION 3.16 Recalls. During the three years immediately preceding the date of this Agreement, there have been no recalls of any Products sold by the Business.

SECTION 3.17 Customers and Suppliers. Section 3.17 of the Seller Disclosure Schedule lists the 10 largest customers and suppliers of the Business (in each case, excluding any co-packers or contract manufacturers) based on revenues or billings generated (as to customers) and expenditures (as to suppliers), in each case during the 12-month period ended March 31, 2013. Since December 31, 2012, to the knowledge of Seller, neither Seller nor any Seller Affiliate has received any written notice of termination or intent to terminate from any customer or supplier listed on Section 3.17 of the Seller Disclosure Schedule. As of the date of this Agreement, to the knowledge of Seller, neither Seller nor any Seller Affiliate has agreed with any existing customer to materially repurchase, or issue a credit or allow a return in respect of, any Products following the Closing Date, except to the extent such Products fail to meet specifications and other than in the ordinary course of business consistent with past practice.

ARTICLE IV

Representations and Warranties of Purchaser

Except as set forth in the disclosure schedules (collectively, the “Purchaser Disclosure Schedule”) delivered by Purchaser to Seller on or prior to the date hereof and the documents attached to or incorporated by reference therein, Purchaser hereby represents and warrants to Seller as follows:

SECTION 4.01 Organization and Standing. Purchaser is validly existing and in good standing under the laws of the jurisdiction in which it is organized and has full corporate power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to carry on its business as presently conducted, other than such franchises, licenses, permits, authorizations and approvals the lack of which would not reasonably be expected to have a material adverse effect on the ability of Purchaser to consummate the Acquisition or otherwise comply with the terms of this Agreement (a “Purchaser Material Adverse Effect”).

SECTION 4.02 Authority; Execution and Delivery; Enforceability. Purchaser has full corporate power and authority to execute this Agreement and the Ancillary Agreements to which it is, or is specified to be, a party and to consummate the Acquisition and the other transactions contemplated hereby and thereby. Purchaser has taken all corporate action required by its organizational documents to authorize the execution and delivery of this Agreement and the Ancillary Agreements to which it is, or is specified to be, a party and to authorize the consummation of the Acquisition and the other transactions contemplated hereby and thereby.

Purchaser has duly executed and delivered this Agreement and prior to the Closing will have duly executed and delivered each Ancillary Agreement to which it is, or is specified to be, a party, and this Agreement constitutes, and each Ancillary Agreement to which it is, or is specified to be, a party will after the Closing constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms subject, as to enforcement, to applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting creditors’ rights generally and to general equitable principles.

SECTION 4.03 No Conflicts or Violations; No Consents or Approvals Required. The execution and delivery by Purchaser of this Agreement do not, the execution and delivery by Purchaser of each Ancillary Agreement to which it is, or is specified to be, a party will not, and the consummation of the Acquisition and the other transactions contemplated hereby and thereby, will not, conflict with, or result in any breach of or constitute a default under, or result in the creation of any Lien upon any of the properties or assets of Purchaser, or any of its subsidiaries under, any provision of (i) the organizational documents of Purchaser or any of its subsidiaries, (ii) any Contract to which Purchaser or any of its subsidiaries is a party or by which any of its properties or assets is bound or (iii) any Judgment or Applicable Law applicable to Purchaser or any of its subsidiaries or its properties or assets, other than, in the case of clauses (i), (ii) and (iii) above, any such items that would not reasonably be expected to have a Purchaser Material Adverse Effect. No Consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to Purchaser or any of its subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the Acquisition other than (A) compliance with and filings under the HSR Act, (B) the filings and receipt, termination or expiration, as applicable, of such other approvals or waiting periods as may be required under any other applicable competition, merger control, antitrust or similar Applicable Law of any jurisdiction, (C) compliance with and filings and notifications under applicable Environmental Laws, (D) compliance with and filings under Section 13(a) of the Exchange Act, (E) those that may be required solely by reason of Seller’s (as opposed to any third party’s) participation in the Acquisition and the other transactions contemplated hereby and by the Ancillary Agreements and (F) those the failure of which to obtain or make would not reasonably be expected to have a Purchaser Material Adverse Effect.

SECTION 4.04 Proceedings. There are not any (a) outstanding Judgments against Purchaser or any of its subsidiaries, (b) Proceedings pending or, to the knowledge of Purchaser, threatened against Purchaser or any of its subsidiaries or (c) investigations by any Governmental Entity that are pending or threatened against Purchaser or any of its subsidiaries that, in any such case, would reasonably be expected to have a Purchaser Material Adverse Effect.

SECTION 4.05 Availability of Funds; Solvency. (a) Purchaser has previously delivered to Seller a true, correct and complete copy of the Debt Commitment Letter for the financing of the Purchase Price and the payment of the costs and expenses of Purchaser in consummating the transactions contemplated by this Agreement (the “Debt Financing”). The Debt Commitment Letter has been duly executed and delivered by Purchaser and is a legal valid and binding obligation of Purchaser and the other parties thereto in full force and effect, and Purchaser has paid all fees and expenses required thereby or in connection therewith to the extent required to be paid on or prior to the date hereof and in the future shall pay any such fees as they become due. The Debt Commitment Letter has not been amended, supplemented or otherwise modified in any respect, except, in each case, with the prior written consent of Seller, and the financing commitments thereunder have not been withdrawn or terminated. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Purchaser or, to the knowledge of Purchaser, any other parties thereto, under the Debt Commitment Letter. Purchaser does not have any reason to believe that any of the conditions to the Debt Financing (including any conditions to the Debt Financing that relate to conditions precedent, representations and warranties, covenants or events of default under any other debt agreements of Purchaser) will not be satisfied or that the Debt Financing will not be available to Purchaser on a timely basis to consummate the Acquisition and the other transactions contemplated by this Agreement and the Ancillary Agreements

(b) As of the Closing and immediately after consummating the Acquisition and the other transactions contemplated by this Agreement, Purchaser will not (i) be insolvent (either because its financial condition is such that the sum of its debts is greater than the fair value of its assets or because the present fair salable value of its assets will be less than the amount required to pay its probable liability on its debts as they become absolute and matured), (ii) have unreasonably small capital with which to engage in its business, including the Business, or (iii) have incurred or plan to incur debts beyond its ability to repay such debts as they become absolute and matured.

ARTICLE V

Covenants

SECTION 5.01 Covenants Relating to Conduct of the Business. (a) Except for matters (x) set forth in Section 5.01 of the Disclosure Schedule, (y) expressly agreed to by Purchaser (which agreement shall not be unreasonably withheld or delayed) or (z) otherwise contemplated by the terms of this Agreement, from the date of this Agreement to the Closing Date, Seller shall, and shall cause the Seller Affiliates to, conduct the Business in all material respects in the ordinary course in a manner substantially consistent with past practice and, to the extent consistent therewith, use commercially reasonable efforts to preserve the material business relationships with customers, suppliers, distributors and others with whom Seller and the Seller Affiliates deal with in connection with the conduct of the Business in the ordinary course of business. Notwithstanding the foregoing, Purchaser acknowledges and agrees that relationships with Seller, the Seller Affiliates and certain of their respective affiliates providing services to the Business will terminate as of the Closing as contemplated in Section 10.03 and that such termination shall not constitute a breach of this Agreement. In addition, except as set forth in Section 5.01 of the Disclosure Schedule, except with respect to matters as to which Purchaser shall have no obligations, liabilities and commitments after the Closing and except as otherwise contemplated by the terms of this Agreement, Seller shall not, and shall not cause any of the Seller Affiliates to, do any of the following in connection with the Business without the prior written consent of Purchaser (which consent shall not be unreasonably withheld or delayed):

(i) incur or assume any liabilities, obligations or indebtedness for borrowed money exclusively of the Business or guarantee any such liabilities, obligations or indebtedness, other than in the ordinary course of business consistent with past practice;

(ii) subject any of the Transferred Assets to any Lien (other than Permitted Liens) of any nature whatsoever;

(iii) cancel, waive, release or assign any material rights or claims that relate exclusively to the Business, or permit any such right or claim to lapse;

(iv) delay or postpone the payment of accounts payable of the Business or accelerate the collection of accounts receivable or intercompany receivables of the Business, or write down the value of any Transferred Asset or write off as uncollectible any accounts or notes receivable of the Business, in each case, other than in the ordinary course of business consistent with past practice;

(v) make any change in any method of accounting or accounting principles, practice or policy (or change any annual accounting period) that is exclusively applicable to the Business other than those required by International Financial Reporting Standards or required by Applicable Law;

(vi) sell, lease, license or otherwise dispose of any Transferred Asset that is material to the Business, except (A) Inventory and obsolete or excess Equipment sold or disposed of in the ordinary course of business consistent with past practice, (B) any Excluded Asset described in Section 1.02(b) and (C) leases entered into in the ordinary course of business with aggregate lease payments not in excess of $150,000 per annum;

(vii) only to the extent such actions would relate exclusively to the Transferred Assets, make or rescind any election relating to Taxes or adopt or change any method of accounting in respect of Taxes, in each case that would materially increase Purchaser’s Taxes in a Post-Closing Tax Period;

(viii) initiate, settle or compromise any Proceeding relating primarily to the Business (whether or not commenced prior to the date of this Agreement), other than settlements or compromises for Proceedings set forth on Section 3.10 of the Seller Disclosure Schedule on solely monetary terms where the amount paid in settlement or compromise does not exceed $150,000 in the aggregate;

(ix) grant or permit allowances or discounts on the Products, other than in the ordinary course of business consistent with past practice;

(x) other than in the ordinary course of business, with respect to any Contract described in any of clauses (i), (ii), (iii), (iv) and (v) of Section 3.07(a), (A) enter into a new agreement or Contract that would have been required to be listed on Section 3.07 of the Seller Disclosure Schedule if it had been entered into as of the date of this Agreement, or (B) amend, waive any rights under, modify or terminate any such agreement or any agreement or Contract listed on Section 3.07 of the Seller Disclosure Schedule; or

(xi) agree, whether in writing or otherwise, to do any of the foregoing.

SECTION 5.02 Access to Information. Seller shall, and shall cause the Seller Affiliates to, afford to Purchaser and its accountants, counsel and other representatives reasonable access, upon reasonable prior notice during normal business hours during the period prior to the Closing, to (i) personnel engaged in the conduct of the Business and (ii) properties, books, Contracts, commitments and records relating exclusively to the Business (other than the Excluded Assets), including Product cost sheets, price lists and Product lists by SKU and location; provided, however, that in each case such access does not unreasonably disrupt the normal operations of Seller or any of the Seller Affiliates or the Business and does not include any sampling, testing or other intrusive environmental investigation. Nothing contained in this Section 5.02 shall obligate Seller, any of the Seller Affiliates or any of their respective affiliates to breach any duty of confidentiality owed to any person whether such duty arises contractually, statutorily or otherwise.

SECTION 5.03 Confidentiality. Purchaser acknowledges that the information being provided to it in connection with the Acquisition and the consummation of the other transactions contemplated by this Agreement and the Ancillary Agreements is subject to the terms of a confidentiality agreement between Purchaser and Seller (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference. Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate with respect to information relating solely to the Business (other than the Excluded Assets and the personnel engaged in the conduct of the Business); provided, however, that Purchaser acknowledges that any and all other information provided to it by Seller or Seller’s representatives concerning Seller, the Seller Affiliates and their respective affiliates shall remain subject to the terms and conditions of the Confidentiality Agreement after the Closing until the expiration or termination thereof in accordance with its terms.

SECTION 5.04 Best Efforts. (a) On the terms and subject to the conditions of this Agreement, each of Seller and Purchaser shall use its best efforts to cause the Closing to occur, including taking all actions necessary to comply promptly with all legal requirements that may be imposed on it or any of its affiliates with respect to the Closing. Each of Seller and Purchaser shall not, and shall not permit any of their respective affiliates to, take any actions that would, or that could reasonably be expected to, result in any of the conditions set forth in Article VI not being satisfied.

(b) Each of Seller and Purchaser shall as promptly as practicable, but in no event later than five (5) business days following the execution and delivery of this Agreement, (i) file or cause to be filed with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) the notification and report form required for the transactions contemplated hereby and any supplemental information requested in connection therewith pursuant to the HSR Act and (ii) make such other filings as are necessary in other jurisdictions in order to comply with all Applicable Laws relating to competition and shall promptly provide any supplemental information requested by applicable Governmental Entities relating thereto. Any such filing, notification and report form and supplemental information shall be in substantial compliance with the requirements of the HSR Act or such other Applicable Law. Each of Seller and Purchaser shall furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act or such other Applicable Law. Each of Seller and Purchaser shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, the FTC, the DOJ and any other applicable Governmental Entity and shall comply promptly with any such inquiry or request and shall promptly provide any supplemental information requested in connection with the filings made hereunder pursuant to the HSR Act or such other Applicable Law. Any such supplemental information shall be in substantial compliance with the requirements of the HSR Act or such other Applicable Law. Each party shall use its best efforts to obtain any clearance required under the HSR Act or such other Applicable Law for the consummation of the transactions contemplated by this Agreement. For purposes of this Section 5.04, the “best efforts” of Purchaser shall include promptly (i) opposing any motion or action for a temporary, preliminary or permanent injunction against the Acquisition or any portion thereof and (ii) proposing, negotiating, offering to commit and effecting by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of such assets or businesses of Purchaser or, effective as of the Closing, such assets of the Business, or otherwise offering to take or committing to take any action which Purchaser is capable of taking and, if the offer is accepted, taking or committing to take such action that limits Purchaser’s freedom of action with respect to, or its ability to retain, any of the businesses, services or assets of Purchaser or any of its subsidiaries or any assets of the Business, in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding, which would have the effect of preventing or delaying the Closing beyond the Outside Date. For the avoidance of doubt, Purchaser shall take any and all actions necessary to ensure that (x) no requirement of or waiver, consent or approval of the FTC, the DOJ, any State Attorney General or other Governmental Entity, (y) no Judgment, injunction, temporary restraining order or any other order in any Proceeding and (z) no other matter relating to any antitrust or competition law or regulation, would preclude consummation of the Acquisition by the Outside Date.

SECTION 5.05 Non-Competition. (a) Except as expressly provided herein, in the Manufacturing Agreement or in the Transitional Services Agreement, for a period of two years from and after the Closing Date (the “Restricted Period”), Seller shall not, and shall cause each of its affiliates not to, directly or indirectly, engage in the business of manufacturing, marketing, distributing or selling salad dressing products for sale in retail channels in the United States or in Canada (the “Competing Activities”); provided, however, Seller and its affiliates may own or acquire, directly or indirectly, (i) the securities of any person that engages in any of the Competing Activities if Seller and its affiliates do not, directly or indirectly, own more than 20% of the aggregate outstanding equity securities of such person and (ii) any person that engages in any of the Competing Activities if such Competing Activities account for less than 20% of the consolidated annual revenues or assets of such person.

(b) Notwithstanding anything in Section 5.05(a) to the contrary, none of Seller and any of its affiliates shall be prevented from (i) engaging in or having an ownership interest in any business that engages in the business of manufacturing, marketing, distributing or selling salad dressing products, marinades or dips for sale in foodservice channels, (ii) engaging in or having an ownership interest in any business which it currently engages in or has an ownership interest in (including any such business that manufactures, markets, distribute or sells salad dressing products, marinades or dips), including (x) any reasonable extension or development of such business and (y) any geographical expansion of such business, (iii) engaging in or having an ownership interest in any business that supplies goods or services primarily to Seller or its affiliates and (iv) treating the provisions of Section 5.05(a) as having terminated at the time and to the extent none of Purchaser and its subsidiaries continues to conduct in any material respect any aspect of the Business. Notwithstanding the foregoing, during the Restricted Period, clause (ii) of this Section 5.05(b) shall not be deemed to permit the manufacturing, marketing, distribution or selling of salad dressing products, marinades or dips for sale by Seller or any Seller Affiliate in retail channels in the United States or Canada; provided, however, the parties hereby acknowledge (A) that de minimis quantities of salad dressing products, marinades or dips sold by Seller outside of the United States and Canada may be resold, marketed or distributed by third parties within either such country and (B) that Seller shall not have any liability to Purchaser whatsoever in connection with or as a result of any such third party actions.

SECTION 5.06 Brokers or Finders. Each of Purchaser and Seller represents, as to itself and its affiliates, that no agent, broker, investment banker or other firm or person is or will be entitled to any broker’s, finder’s fee, fee for financial advisory services or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement or the Ancillary Agreements, except, as to Seller and its affiliates, Goldman, Sachs & Co., whose fees and expenses will be paid by Seller and, as to Purchaser and its affiliates, Merrill Lynch, Pierce, Fenner & Smith Incorporated, whose fees and expenses will be paid by Purchaser.

SECTION 5.07 Financing.

(a) Purchaser agrees that it is not a condition to the Closing or to any of its other obligations under this Agreement that Purchaser obtain financing for the transactions contemplated hereby. Purchaser has furnished Seller with a true and correct copy of the executed Debt Commitment Letter, dated as of the date hereof, between Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, N.A. (together with any other persons added as parties to the Debt Commitment Letter in accordance with the terms thereof and this Agreement, the “Debt Financing Sources”) and excerpts of those portions of each executed fee letter and engagement letter associated therewith that contain any conditions to funding or “flex” provisions or other provisions (excluding provisions related solely to fees and economic terms (other than covenants) agreed to by the parties) regarding the terms and conditions of the financing to be provided by such commitment letter (such commitment letter, including all exhibits, schedules, annexes and amendments thereto and each such fee letter and engagement letter, collectively, the “Debt Commitment Letter”). The Debt Commitment Letter is not subject to any conditions or other contractual contingencies other than as set forth therein and is binding and, on the date hereof, in full force and effect. All commitments and other fees required to be paid under the Debt Commitment Letter prior to the date hereof have been paid, and as of the date hereof, Purchaser has no knowledge of any fact or occurrence existing on the date hereof that makes any of the assumptions or any of the statements set forth in the Debt Commitment Letter inaccurate that would reasonably be expected to cause the Debt Commitment Letter to be ineffective. Assuming no breach or default by Seller under this Agreement and based upon facts and events known by Purchaser as of the date of this Agreement, Purchaser is not aware of the existence of any fact or event as of the date of this Agreement that would reasonably be expected to cause such conditions to funding (including any such conditions that relate to conditions precedent, representations and warranties, covenants or events of default under any other debt agreements of Purchaser) not to be satisfied.

(b) Purchaser shall, and shall cause its affiliates to, use reasonable best efforts to take, or cause to be taken, all appropriate action, do, or cause to be done, all things necessary, proper or advisable under Applicable Law, and to execute and deliver, or cause to be executed and delivered, such instruments and documents as may be required, to arrange the Debt Financing as promptly as reasonably practicable on the terms (including the “market flex” provisions) and subject only to the conditions contained in the Debt Commitment Letter, including to (i) negotiate and enter into definitive agreements with respect to the Debt Financing (x) on the terms (including the “market flex” provisions) and subject only to the conditions contained in the Debt Commitment Letter or (y) on other terms that (1) do not contain any additional or modified conditions or other contingencies to the funding of the Debt Financing than those contained in the Debt Commitment Letter as of the date of this Agreement, (2) are in a form that is otherwise not reasonably likely to impair or materially delay the funding of the Debt Financing or the Closing and (3) do not reduce the aggregate amount of the Debt Financing set forth in the Debt Commitment Letter as of the date of this Agreement, unless in the case of this clause (3), replaced with an amount of new financing on conditions no less favorable to Seller than the terms set forth in the Debt Commitment Letter for the Debt Financing as of the date of this Agreement, (ii) satisfy, and cause its affiliates to satisfy, on a timely basis all conditions applicable to Purchaser or its affiliates contained in the Debt Commitment Letter and (iii) consummate the Debt Financing contemplated by the Debt Commitment Letter at or prior to the Closing, which efforts to consummate the Debt Financing may include the taking of enforcement action to cause the Debt Financing Sources to fund the Debt Financing if the conditions to such Debt Financing are satisfied. Purchaser shall, and shall cause its affiliates to, refrain from taking, directly or indirectly, any action that is reasonably likely to result in the failure of any of the conditions contained in the Debt Commitment Letter or in any definitive agreement related to the Debt Financing. For the avoidance of doubt and notwithstanding anything to the contrary in this Section 5.07, Purchaser acknowledges and agrees that its obligation to consummate the transactions contemplated by this Agreement on the terms and subject to the conditions set forth herein are not conditioned upon the availability or consummation of the Debt Financing, the availability of any replacement commitments or receipt of the proceeds therefrom.

(c) Purchaser shall not agree to or permit any amendment, supplement or other modification of, or waive any of its rights under, the Debt Commitment Letter without Seller’s prior written consent, except that Purchaser may amend, supplement or otherwise modify the Debt Commitment Letter if such amendment, supplement or other modification (i) does not contain additional or modified conditions or other contingencies to the funding of the Debt Financing relative to those contained in the Debt Commitment Letter as in effect on the date of this Agreement and (ii) is otherwise not reasonably likely to impair or materially delay the funding of the Debt Financing or the Closing (it being understood that, subject to the requirements of this clause (c), such amendment, supplement or other modification of the Debt Commitment Letter may provide for the assignment of a portion of the financing commitment to additional agents or arrangers and grant such persons approval rights with respect to certain matters as are customarily granted to additional agents or arrangers).

(d) If any portion of the Debt Financing becomes unavailable on the terms (including the “market flex” provisions) and conditions contained in the Debt Commitment Letter, Purchaser shall promptly notify Seller, and Purchaser shall use its reasonable best efforts to obtain, as promptly as practicable following the occurrence of such event, replacement commitments on terms that will enable Purchaser to consummate the transactions contemplated by this Agreement and that are not less favorable in the aggregate to Seller than those contained in the Debt Commitment Letter; provided that such replacement commitments shall not (i) be subject to any additional or modified conditions or other contingencies to the funding of the Debt Financing than those contained in the Debt Commitment Letter as in effect on the date of this Agreement or (ii) otherwise be reasonably likely to impair or materially delay the funding of the Debt Financing or the Closing. Purchaser shall deliver to Seller complete and correct copies of all amendments, supplements, other modifications or agreements pursuant to which any amended, supplemented, modified or replacement commitments provide Purchaser with any portion of the Debt Financing; provided that Purchaser may redact from any such copies the fee amounts payable to the Debt Financing Sources. Purchaser shall keep Seller informed on a timely basis of the status of the Debt Financing and any material developments relating to the Debt Financing.

SECTION 5.08 Financial Information Cooperation. From and after the Closing Date (provided that Seller shall use reasonable best efforts to begin compliance with this covenant as soon as practicable after the date of this Agreement) until the date that is 75 calendar days after the Closing Date, Seller shall cooperate reasonably with Purchaser in the preparation, review and audit of financial statements and other financial information regarding the Business that are required to be included in the financial reports and other public disclosures of Purchaser pursuant to Regulations S-X and S-K promulgated under the Securities Act of 1933, as amended, and the Exchange Act in connection with the Acquisition. Such cooperation shall include assistance with the preparation of financial statements and all other financial information necessary for the accounting firm responsible for reviewing and auditing such financial statements to perform its review and audit, including the execution and delivery of a reasonable and customary representation letter to such accounting firm (if and to the extent reasonably required by such accounting firm). The accounting firm responsible for the review and audit of such financial statements shall be PricewaterhouseCoopers LLP unless otherwise determined by Purchaser. All costs and expenses incurred by Seller and its affiliates in connection with this Section 5.08 shall be paid by Purchaser.

ARTICLE VI

Conditions to Closing

SECTION 6.01 Conditions to Each Party’s Obligation. The obligation of Purchaser to purchase and pay for the Transferred Assets and the obligation of Seller to, or to cause the Seller Affiliates to, sell, transfer, assign and deliver the Transferred Assets to Purchaser is subject to the satisfaction (or waiver by Purchaser and Seller) on or prior to the Closing Date of the following conditions:

(a) Governmental Approvals. The waiting period under the HSR Act shall have expired or been terminated. All other material Consents of, or registrations, declarations or filings with, or expirations of waiting periods imposed by, any Governmental Entity legally required for the consummation of the Acquisition shall have been obtained or filed or shall have occurred.

(b) No Injunctions or Restraints. No Applicable Law or injunction enacted, entered, promulgated, enforced or issued by any Governmental Entity or other legal restraint or prohibition preventing the consummation of the Acquisition shall be in effect; provided, however, that each of the parties shall have used its best efforts (as required by Section 5.04) to prevent the occurrence or entry of any such legal restraint and to remove or appeal as promptly as possible any such legal restraint.

(c) Ancillary Agreements. Each of the Transferred Technology License, the Transitional Services Agreement and the Manufacturing Agreement shall have been executed and delivered by Purchaser and Seller and shall remain in full force and effect.

SECTION 6.02 Conditions to Obligation of Purchaser. The obligation of Purchaser to purchase and pay for the Transferred Assets is subject to the satisfaction (or waiver by Purchaser) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Seller in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date), in each case except for breaches as to matters that would not reasonably be expected to have a Business Material Adverse Effect.

(b) Performance of Obligations of Seller. Seller shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Seller by the time of the Closing.

(c) Closing Certificate. Seller shall have delivered to Purchaser a certificate of Seller, dated as of the Closing Date, stating that the conditions specified in Sections 6.02(a) and 6.02(b) have been satisfied.

(d) Ancillary Agreements. Each of the Transferred Technology License, the Transitional Services Agreement and the Manufacturing Agreement shall have been executed and delivered by Seller or the applicable Seller Affiliate and shall remain in full force and effect.

SECTION 6.03 Conditions to Obligation of Seller. The obligation of Seller to, or to cause the Seller Affiliates to, sell, transfer, assign and deliver the Transferred Assets is subject to the satisfaction (or waiver by Seller) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Purchaser in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date), in each case except for breaches as to matters that would not reasonably be expected to have a Purchaser Material Adverse Effect.

(b) Performance of Obligations of Purchaser. Purchaser shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Purchaser by the time of the Closing.

(c) Closing Certificate. Purchaser shall have delivered to Seller a certificate of Purchaser, dated as of the Closing Date, stating that the conditions specified in Sections 6.03(a) and 6.03(b) have been satisfied.

(d) Ancillary Agreements. Each of the Transferred Technology License, the Transitional Services Agreement and the Manufacturing Agreement shall have been executed and delivered by Purchaser or the applicable affiliate thereof and shall remain in full force and effect.

SECTION 6.04 Frustration of Closing Conditions. Neither Purchaser nor Seller may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party’s failure to act in good faith or to use its reasonable best efforts to cause the Closing to occur, as required by Section 5.04.

ARTICLE VII

Termination; Effect of Termination

SECTION 7.01 Termination. (a) Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the Acquisition and the other transactions contemplated by this Agreement abandoned at any time prior to the Closing:

(i) by mutual written consent of Seller and Purchaser;

(ii) by Seller, if any of the conditions set forth in Section 6.01 or 6.03 shall have become incapable of fulfillment by the Outside Date and shall not have been waived by Seller;

(iii) by Purchaser, if any of the conditions set forth in Section 6.01 or 6.02 shall have become incapable of fulfillment by the Outside Date and shall not have been waived by Purchaser; or

(iv) by Seller or Purchaser, if the Closing does not occur on or prior to December 9, 2013 (the “Outside Date”);

provided, however, that the party seeking termination pursuant to clause (ii), (iii) or (iv) is not then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

(b) In the event of termination by Seller or Purchaser pursuant to this Section 7.01, written notice thereof shall forthwith be given to the other party and the transactions contemplated by this Agreement shall be terminated, without further action by any party. If the transactions contemplated by this Agreement are terminated as provided herein:

(i) Each of Purchaser and Seller shall, and shall cause each of their respective directors, officers, employees, agents, representatives and advisors to, return to the other party all documents and other material received from the other party or any of its affiliates relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof; and

(ii) all confidential information received by Purchaser, its directors, officers, employees, agents, representatives or advisors with respect to the businesses of Seller, the Seller Affiliates and their respective affiliates (including with respect to the Business) shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect until the expiration or termination thereof in accordance with its term, notwithstanding the termination of this Agreement.

SECTION 7.02 Effect of Termination. If this Agreement is terminated and the transactions contemplated hereby are abandoned as described in Section 7.01, this Agreement shall become null and void and of no further force and effect, except for the provisions of (i) Section 5.03 relating to the obligation of Purchaser to keep confidential certain information and data obtained by it from Seller or Seller’s representatives, (ii) Section 11.03 relating to certain expenses, (iii) Section 5.06 relating to finder’s fees and broker’s fees, (iv) Section 7.01 and this Section 7.02 and (v) Section 10.01 relating to publicity. Nothing in this Section 7.02 shall be deemed to release any party from any liability for any breach by such party of the terms, conditions, covenants and other provisions of this Agreement or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement.

ARTICLE VIII

Indemnification

SECTION 8.01 Indemnification by Seller. Subject to the limitations set forth in Section 8.04, from and after the Closing, Seller shall be liable for and shall indemnify, defend and hold harmless Purchaser and each of its affiliates and each of their respective officers, directors, employees, stockholders, agents and representatives (the “Purchaser Indemnitees”) from and against any and all claims, losses, damages, liabilities, obligations or expenses including reasonable third-party legal fees and expenses (collectively, “Losses”), suffered or incurred by such Purchaser Indemnitee (without duplication for any Loss for which indemnification may be provided under more than one provision of this Section 8.01) to the extent arising or resulting from any of the following:

(i) any breach as of the Closing Date of any representation or warranty of Seller contained in this Agreement, without giving effect, solely for purposes of determining the amount of any Losses associated therewith (and not, for the avoidance of doubt, for purposes of determining if such a breach has occurred), to any materiality or Business Material Adverse Effect qualifier contained therein;

(ii) any breach of any covenant or agreement of Seller contained in this Agreement;

(iii) any Retained Liability; and

(iv) any fees, expenses or other payments incurred or owed by Seller or any Seller Affiliate to any agent, broker, investment banker or other firm or person retained or employed by it in connection with the transactions contemplated by this Agreement.

SECTION 8.02 Indemnification by Purchaser. Subject to the limitations set forth in Section 8.04, from and after the Closing, Purchaser shall indemnify, defend and hold harmless Seller and each of its affiliates and each of their respective officers, directors, employees, stockholders, agents and representatives (the “Seller Indemnitees”) from and against any and all Losses suffered or incurred by such Seller Indemnitee (without duplication for any Loss for which indemnification may be provided under more than one provision of this Section 8.02) to the extent arising or resulting from any of the following:

(i) any breach as of the Closing Date of any representation or warranty of Purchaser contained in this Agreement, without giving effect, solely for purposes of determining the amount of any Losses associated therewith (and not, for the avoidance of doubt, for purposes of determining if such a breach has occurred), to any materiality or Purchaser Material Adverse Effect qualifier contained therein;

(ii) any breach of any covenant or agreement of Purchaser contained in this Agreement or any Ancillary Agreement;

(iii) any Assumed Liability; and

(iv) any fees, expenses or other payments incurred or owed by Purchaser or its affiliates to any agent, broker, investment banker or other firm or person retained or employed by it in connection with the transactions contemplated by this Agreement.

SECTION 8.03 Indemnification Procedures. (a) Procedures Relating to Indemnification of Third Party Claims. If any party (the “Indemnified Party”) receives written notice of the commencement of any action or proceeding or the assertion of any claim by a third party or the imposition of any penalty or assessment for which indemnity may be sought under Section 8.01 or 8.02 (a “Third Party Claim”), and such Indemnified Party intends to seek indemnity pursuant to this Article VIII, the Indemnified Party shall promptly provide the other party (the “Indemnifying Party”) with written notice of such Third Party Claim, stating the nature, basis and the amount thereof, to the extent known, along with copies of the relevant notices and documents (including court papers) evidencing such Third Party Claim and the basis for indemnification sought and otherwise in reasonable detail; provided that the failure of the

Indemnified Party to give prompt notice to the Indemnifying Party shall not affect the Indemnified Party’s right to indemnification hereunder expect to the extent that the Indemnifying Party is actually prejudiced as a result of such failure. The Indemnifying Party will have the right to assume the defense of the Indemnified Party against the Third Party Claim with counsel of its choice by written notice of such assumption delivered to the Indemnified Party within 60 days following the Indemnifying Party’s receipt of written notice of the Third Party Claim. So long as the Indemnifying Party has assumed the defense of the Third Party Claim in accordance herewith, (i) the Indemnifying Party shall not be liable to the Indemnified Party for any legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof, (ii) the Indemnified Party may retain separate co-counsel (not reasonably objected to by the Indemnifying Party) at its sole cost and expense and participate in the defense of the Third Party Claim, it being understood that the Indemnifying Party shall control such defense, (iii) the Indemnifying Party will not (A) admit to any wrongdoing or (B) consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim to the extent such judgment or settlement provides for equitable relief, in each case, without the prior written consent of the Indemnified Party (such written consent will not be withheld or delayed unreasonably) and (iv) all the Indemnified Parties shall cooperate in the defense or prosecution thereof, including the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of records and information that are reasonably relevant to such Third Party Claim, and making employees reasonably available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. If the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnified Party shall agree to any settlement, compromise or discharge of a Third Party Claim that the Indemnifying Party may recommend and that by its terms obligates the Indemnifying Party to pay the full amount of the liability in connection with such Third Party Claim, which releases the Indemnified Party completely in connection with such Third Party Claim. Whether or not the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnified Party will not file any papers, admit any liability with respect to, or consent to the entry of any judgment or enter into any settlement with respect to or otherwise compromise or discharge the Third Party Claim without the prior written consent of the Indemnifying Party. The parties will act in good faith to minimize Losses from Third Party Claims and will act in good faith in responding to, defending against, settling or otherwise dealing with such claims. The parties will also cooperate in any such defense and give each other reasonable access to all information relevant thereto. For the avoidance of doubt, whether or not the Indemnifying Party has assumed the defense, such Indemnifying Party will not be obligated to indemnify the Indemnified Party hereunder for any settlement entered into or any judgment that was consented to without the Indemnifying Party’s prior written consent.

(b) Procedures for Non-Third Party Claims. The Indemnified Party will promptly provide the Indemnifying Party with written notice of its discovery of any matter that does not involve a Third Party Claim being asserted against or sought to be collected from the Indemnified Party, giving rise to the claim of indemnity pursuant hereto, with such written notice stating the nature, basis and the amount thereof, to the extent known, along with copies of the relevant notices and documents (including court papers) evidencing such matter and the basis for indemnification sought and otherwise in reasonable detail; provided that the failure of the Indemnified Party to give prompt notice to the Indemnifying Party shall not affect the Indemnified Party’s right to indemnification hereunder expect to the extent that the Indemnifying Party is actually prejudiced as a result of such failure. The Indemnifying Party will have 60 days from receipt of any such notice to give notice of dispute of the claim to the Indemnified Party. The Indemnified Party will reasonably cooperate and assist the Indemnifying Party in determining the validity of any claim for indemnity by the Indemnified Party and in otherwise resolving such matters. Such assistance and cooperation will include providing reasonable access to and copies of information, records and documents relating to such matters, furnishing employees to assist in the investigation, defense and resolution of such matters and providing legal and business assistance with respect to such matters.

SECTION 8.04 Limitations on Indemnification. (a) Notwithstanding the foregoing provisions of this Article VIII, (i) neither party shall be liable, pursuant to Section 8.01(i) or 8.01(ii) or Section 8.02(i) or 8.02(ii), as applicable, unless a claim therefor is asserted in writing within the applicable survival period, failing which such claim shall be waived and extinguished, (ii) neither party shall be liable, pursuant to Section 8.01(i) or 8.01(ii) or Section 8.02(i) or 8.02(ii), as applicable (other than in connection with the breach of a Seller Fundamental Representation by Seller or the breach of a Purchaser Fundamental Representation by Purchaser, or in the case of fraud) for (x) any Losses suffered by any Indemnified Party unless the aggregate of all such Losses suffered by such Indemnified Party exceeds, on a cumulative basis, an amount equal to $11,600,000, and then only to the extent of any such excess, or (y) any individual items where the Loss relating thereto is less than $25,000 and such items shall not be aggregated for purposes of the immediately preceding clause (x), (iii) the aggregate liability of a party hereunder, pursuant to Section 8.01(i) or 8.01(ii) or Section 8.02(i) or 8.02(ii), as applicable, for Losses suffered by an Indemnified Party (other than in connection with the breach of a Seller Fundamental Representation by Seller or the breach of a Purchaser Fundamental Representation by Purchaser, or in the case of fraud) shall in no event exceed $87,000,000, (iv) the aggregate liability of a party hereunder, pursuant to Section 8.01(i) or 8.01(ii) or Section 8.02(i) or 8.02(ii), as applicable, for Losses suffered by an Indemnified Party shall in no event exceed the Purchase Price, and (v) neither party hereto shall be liable to the other for indirect, special, incidental, consequential or punitive damages claimed by such other party resulting from such first party’s breach of its representations, warranties or covenants hereunder. In no event shall any party be obligated to indemnify an Indemnified Party or any other person with respect to any matter to the extent that such matter was taken into account in the calculation of the adjustment to the Closing Date Payment, if any, pursuant to Section 2.03(c). The representations, warranties, covenants and agreements contained in this Agreement and in any document delivered in connection herewith shall survive the Closing solely for purposes of this Article VIII as follows: (1) the representations and warranties in Articles III (other than the Seller Fundamental Representations) and IV (other than the Purchaser Fundamental Representations) shall survive for eighteen months following the Closing, (2) the Seller Fundamental Representations and the Purchaser Fundamental Representations shall survive until the expiration of the applicable statute of limitations, (3) the representations and warranties in Section 3.09 shall survive until the 60th day following the expiration of the applicable statute of limitations, (4) the covenant in Section 5.02 shall not survive the Closing and (5) the other covenants set forth herein shall survive the Closing pursuant to the terms thereof. “Seller Fundamental Representations” shall mean the representations and warranties set forth in Sections 3.01 (entitled “Organization and Standing”), 3.02 (entitled “Authority; Execution and Delivery; Enforceability”), 3.05 (entitled “Good and Valid Title”) and 3.06(a) (entitled “Intellectual Property”). “Purchaser Fundamental Representations” shall mean the representations and warranties set forth in Sections 4.01 (entitled “Organization and Standing”), 4.02 (entitled “Authority; Execution and Delivery; Enforceability”) and 4.05 (entitled “Availability of Funds; Solvency”).

(b) Purchaser and Seller shall cooperate with each other with respect to resolving any claim or liability with respect to which one party is obligated to indemnify the other party hereunder, including by acting in good faith to mitigate or resolve any such claim or liability. In the event that Purchaser or Seller shall fail to make such good faith efforts to mitigate or resolve any claim or liability, then notwithstanding anything else to the contrary contained herein, the other party shall not be required to indemnify, defend or hold harmless any person for any claims, losses, damages, liabilities, obligations or expenses that could reasonably be expected to have been avoided if Purchaser or Seller, as the case may be, had made such efforts.

(c) Purchaser acknowledges and agrees that, (i) other than the representations and warranties of Seller specifically contained in Article III of this Agreement, none of Seller, any of its affiliates or any other person has made any representation or warranty either expressed or implied (A) with respect to the Business, the Transferred Assets, the Assumed Liabilities or the transactions contemplated hereby or by the Ancillary Agreements or (B) as to the accuracy or completeness of any information regarding the Business, the Transferred Assets, the Assumed Liabilities or the transactions contemplated hereby or by the Ancillary Agreements furnished or made available to Purchaser and its representatives, (ii) Purchaser has not relied on any representation or warranty from Seller, any Seller Affiliate or any other person in determining to enter into this Agreement, except as expressly set forth in this Agreement and the Ancillary Agreements and (iii) Purchaser shall have no claim or right to indemnification pursuant to this Article VIII and none of Seller, any of its affiliates or any other person shall have or be subject to any liability to Purchaser or any other person with respect to any information, documents or materials furnished by Seller, any of its affiliates or any of their respective officers, directors, employees, agents or advisors to Purchaser, including the Confidential Information Memorandum dated May 2013 and any information, documents or material made available to Purchaser and its representatives in certain “data rooms”, management presentations or any other form in expectation of the transactions contemplated hereby or by the Ancillary Agreements (it being understood that this clause (iii) does not supersede or otherwise affect the representations and warranties of Seller specifically contained in Article III of this Agreement). Without limiting the generality of the foregoing, Purchaser acknowledges and agrees that, except as expressly set forth in this Agreement, neither Seller nor any of the Seller Affiliates makes any representations or warranties relating to the maintenance, repair, condition, design, performance or marketability of any Transferred Asset, including merchantability or fitness for a particular purpose. Purchaser acknowledges and agrees that, except as expressly set forth in this Agreement, it shall obtain rights in the Transferred Assets in their present condition and state of repair, “as is” and “where is”.

(d) Purchaser further acknowledges and agrees that, should the Closing occur, its sole and exclusive remedy with respect to any and all claims relating to this Agreement, the Ancillary Agreements, the Business, the Transferred Assets, the Excluded Assets, the Assumed Liabilities, the Retained Liabilities or the transactions contemplated hereby or by the Ancillary Agreements (other than (i) a claim for payment due pursuant to Section 2.03(c), (ii) claims of, or causes of action arising from, fraud or (iii) claims for injunctive relief or other equitable relief, solely with respect to Section 5.05 and Section 11.13) shall be pursuant to the indemnification provisions set forth in this Article VIII. In furtherance of the foregoing, Purchaser hereby waives, from and after the Closing, any and all rights, claims and causes of action (other than (i) a claim for payment due pursuant to Section 2.03(c), (ii) claims of, or causes of action arising from, fraud or (iii) claims for injunctive relief or other equitable relief, solely with respect to Section 5.05 and Section 11.13) Purchaser or any other Purchaser Indemnitee may have against Seller or any of its affiliates or any of their respective directors, officers and employees arising under or based upon this Agreement, any Ancillary Agreement, any document or certificate delivered in connection herewith, any Federal, state, provincial, local or foreign statute, law, ordinance, rule or regulation, common law or otherwise (including with respect to environmental matters generally and any matters under the Comprehensive Environmental Response, Compensation and Liability Act) (except pursuant to the indemnification provisions set forth in this Article VIII).

SECTION 8.05 Calculation of Indemnity Payments. The amount of any Loss for which indemnification is provided under this Article VIII shall be net of any amounts actually recovered by the Indemnified Party under insurance policies with respect to such Loss; provided that an Indemnified Party shall have no affirmative obligation to seek recovery under any insurance policies.

SECTION 8.06 Tax Treatment of Indemnification. For all Tax purposes, Purchaser and Seller agree to treat (and shall cause each of their respective affiliates to treat) any indemnity payment under this Agreement as an adjustment to the Final Purchase Price unless a final determination by the U.S. Internal Revenue Service (the “IRS”) (which determination shall include the execution of an IRS Form 870-AD or successor form) or the applicable Taxing Authority provides otherwise.

ARTICLE IX

Tax Matters

SECTION 9.01 Allocation of Certain Taxes. In the case of any Straddle Period, (a) Property Taxes for the Pre-Closing Tax Period shall be equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that is in the Pre-Closing Tax Period and the denominator of which is the number of days in the entire Straddle Period, and shall be a Retained Liability, and (b) Property Taxes for the Post-Closing Tax Period shall be equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that is in the Post-Closing Tax Period and the denominator of which is the number of days in the entire Straddle Period, and shall be an Assumed Liability. The party that has the primary obligation to do so under Applicable Law shall file any Tax Return that is required to be filed in respect of Taxes described in this Section 9.01, and such party shall pay the Taxes shown on such Tax Return. To the extent any such Taxes paid by Purchaser (or any refund of Taxes received by Purchaser) is allocable to the Pre-Closing Tax Period, or any such Taxes paid by Seller (or any refund of Taxes received by Seller) is allocable to the Post-Closing Tax Period, Purchaser or Seller (as applicable) shall pay to the other party such proportionate amount promptly after the payment of such Taxes (or the receipt of any such refund).

SECTION 9.02 Tax Matters. (a) At least fourteen (14) calendar days prior to the Closing Date, in consultation with Seller, Purchaser shall provide Seller with an estimate of the allocation of the total consideration (including liabilities assumed) among the Transferred Assets on a separate basis for each of Seller and each of the Seller Affiliates in accordance with Section 1060 of the Code and any similar provision of state, local or foreign law, as applicable. If Seller does not agree with such estimate, Seller and Purchaser will negotiate in good faith to determine the allocation to be used for purposes of the Closing.

(b) Without regard to the estimate determined pursuant to Section 9.02(a), within 60 calendar days of the determination of the Final Purchase Price, Purchaser shall provide Seller a proposed allocation (the “Allocation”) prepared on a separate basis and for each of Seller and each of the Seller Affiliates, and in accordance with Section 1060 of the Code and any similar provision of state, local or foreign law, as applicable, of the total consideration (including liabilities assumed) among the Transferred Assets. The Allocation shall become final and binding 20 calendar days after Purchaser provides the Allocation to Seller, unless Seller objects in good faith. In that case, the parties will attempt in good faith to agree upon the Allocation. If the parties cannot agree on the Allocation, each party hereto shall use its own allocation, as each such party shall deem appropriate.

(c) Any adjustments to the Final Purchase Price shall be allocated in accordance with the agreement reached as set forth in Section 9.02(b).

(d) Seller (and its affiliates) and Purchaser (and its affiliates) agree to file all Tax Returns consistent with the final versions of the allocations, if any, and forms described in this Section 9.02.

SECTION 9.03 Transfer Taxes. (a) Seller and Purchaser shall cooperate in timely making all filings, returns, reports and forms as may be required in connection with the payment of Transfer Taxes. The party responsible for paying any Transfer Taxes will cause such Transfer Taxes to be timely paid to the applicable Taxing Authority. Seller and Purchaser, as appropriate shall execute and deliver, and Seller shall cause each of the Seller Affiliates, as appropriate, to execute and deliver, all instruments and certificates reasonably necessary to enable the other to comply with any filing requirements relating to any such Transfer Taxes.

(b) Seller and Purchaser shall share equally all Transfer Taxes. Each of the Seller and Purchaser shall use, and Seller shall cause each of the Seller Affiliates to use, reasonable efforts to avail itself of any available exemptions from or refunds of any such Transfer Taxes, and to cooperate with the other parties in providing any information and documentation that may be necessary to obtain such exemption or refund.

(c) Notwithstanding Section 9.03(b), Purchaser shall pay or pay over to Seller any Canadian Federal Goods and Services Tax imposed pursuant to Part IX of the Excise Tax Act (Canada) (“GST”), Harmonized Sales Tax imposed pursuant to Part IX of the Excise Tax Act (Canada) (“HST”) and Quebec Sales Tax imposed pursuant to the Act respecting the Quebec sales tax (Quebec) (“QST”) imposed on the transfer of the Transferred Assets (GST, HST and QST together, the “Canadian Taxes”) to a Canadian subsidiary that is an affiliate of Purchaser. In the event that Purchaser reasonably determines that it cannot recover, as refunds or as a direct offset to a Tax liability, all or a portion of the Canadian Taxes from the appropriate Taxing Authority, Seller shall pay to Purchaser 50% of the Canadian Taxes that Purchaser cannot recover. If, subsequent to Seller paying to Purchaser an amount pursuant to this Section 9.03(c), Purchaser obtains a recovery of the Canadian Taxes from the appropriate Taxing Authority, Purchaser shall repay 50% of the recovered amounts to Seller. The affiliate of Purchaser that is purchasing the Canadian Transferred Assets hereunder shall provide, if applicable, its GST/HST and QST registration numbers to Seller on or prior to the Closing.

(d) Purchaser and Seller agree to provide each other with such information and assistance as is reasonably necessary, including access to records and personnel, for the preparation of any Tax Returns or for the defense of any Tax claim or assessment, whether in connection with an audit or otherwise.

ARTICLE X

Additional Agreements

SECTION 10.01 Publicity. From the date of this Agreement through the Closing, no public release or announcement concerning the transactions contemplated hereby or by any Ancillary Agreement shall be issued by any party without the prior consent of the other parties (which consent shall not be unreasonably withheld or delayed), except as such release or announcement may be required by law or the rules or regulations of any United States or foreign securities exchange, in which case the party required to make the release or announcement shall allow the other party reasonable time to comment on such release or announcement in advance of such issuance; provided, however, that each of the parties may make internal announcements to their respective employees that are consistent with the parties’ prior public disclosures regarding the transactions contemplated hereby.

SECTION 10.02 No Use of Certain Names; Use of UPCs.

(a) Purchaser shall, and shall cause its subsidiaries and the Business, promptly, and in any event (i) within 180 days after the Closing, to revise print advertising, product labeling and all other information or other materials, including any internet or other electronic communications vehicles, to delete all references to the Names and (ii) within 180 days after the Closing, to change signage and stationery and otherwise discontinue use of the Names; provided, however, that for a period of 180 days after the Closing Date, Purchaser may continue to distribute product literature relating to the Business that uses any of the Names and distribute products with labeling that uses any of the Names to the extent that such product literature and labeling exists at the Closing. In no event shall Purchaser, any of its subsidiaries or the Business use any of the Names after the Closing in any manner or for any purpose different from the use of such Names by Seller and the Seller Affiliates during the 90-day period preceding the Closing. With respect to the Transferred Inventory, Purchaser may continue to sell such Transferred Inventory, notwithstanding that it bears one or more of the Names, for a reasonable time after the Closing (not to exceed 180 days). “Names” means “Unilever”,

“Conopco”, “Knorr”, “Unilever Bestfoods”, “Hellmann’s”, “Lipton” and the names of any Seller Affiliate and any variations and derivatives thereof and any other logos or trademarks of Seller or its affiliates not included in Section 1.02(a)(iii) or (iv) of the Seller Disclosure Schedule.

(b) Notwithstanding that the UPCs for the Products shall not be transferred to Purchaser as a Transferred Asset pursuant to the terms of this Agreement, Purchaser shall be entitled to use such UPCs for the manufacture of the Products in the operation of the Business from the Closing Date for so long as the Manufacturing Agreement remains in effect.

(c) Following the Closing Date, Seller shall not, and agrees to cause the Seller Affiliates not to, (i) use the Transferred Intellectual Property or the Additional Trademarks, or (ii) contest the ownership or validity of any rights of the Purchaser or any of their affiliates in or to the Transferred Intellectual Property or the Additional Trademarks.

SECTION 10.03 Support Services. Purchaser acknowledges that as of the Closing Date, neither Seller nor any of its affiliates shall have any obligation to provide any support or other services to Purchaser relating to the Business other than those services expressly required to be provided pursuant to the transitional services agreement in the form attached hereto as Exhibit C (the “Transitional Services Agreement”) and the Manufacturing Agreement, which agreements shall be entered into by Seller and Purchaser as of the Closing Date.

SECTION 10.04 Post-Closing Information. For a period of seven years after the Closing Date, upon reasonable written notice, each of Purchaser and Seller shall afford or cause to be afforded to the other party and its affiliates and their employees, counsel, auditors and representatives reasonable access to the personnel, properties, books, Contracts, commitments and records, in each case if and to the extent relating to the Business, for any reasonable business purpose, including in respect of any litigation, any insurance matters, the preparation of financial statements, disclosure documents and reports or filings (including Tax Returns) with any Governmental Entity, of such other party and its affiliates; provided, however that such access does not unreasonably disrupt the normal operations of such other party or any of its affiliates. Nothing contained in this Section 10.04 shall oblige Seller or Purchaser or any of their respective affiliates to breach any duty of confidentiality owed to any person whether such duty arises contractually, statutorily or otherwise.

SECTION 10.05 Books and Records. (a) Each party shall retain the books and records of the Business existing on the Closing Date for no less than seven years after the Closing Date.

(b) Each party recognizes that certain books and records may contain information relating to subsidiaries, divisions or businesses of the other party and its affiliates other than the Business and that each party and its affiliates may retain copies thereof.

SECTION 10.06 Bulk Transfer Laws. Purchaser hereby waives compliance by Seller and the Seller Affiliates with the provisions of any so-called “bulk transfer laws” of any jurisdiction in connection with the Acquisition.

SECTION 10.07 Refunds and Remittances. After the Closing, if Seller or any of its affiliates receive any refund or other amount which is a Transferred Asset or is otherwise properly due and owing to Purchaser in accordance with the terms of this Agreement, Seller promptly shall remit, or shall cause to be remitted, such amount to Purchaser at the address set forth in Section 11.04. After the Closing, if Purchaser or any of its affiliates receive any refund or other amount which is an Excluded Asset or is otherwise properly due and owing to Seller or any of its affiliates in accordance with the terms of this Agreement, Purchaser promptly shall remit, or shall cause to be remitted, such amount to Seller at the address set forth in Section 11.04. After the Closing, if Purchaser or any of its affiliates receive any refund or other amount which is related to claims (including workers’ compensation), litigation, insurance or other matters for which Seller is responsible hereunder, and which amount is not a Transferred Asset, or is otherwise properly due and owing to Seller in accordance with the terms of this Agreement, Purchaser promptly shall remit, or cause to be remitted, such amount to Seller at the address set forth in Section 11.04. After the Closing, if Seller or any of its affiliates receive any refund or other amount which is related to claims, litigation, insurance or other matters for which Purchaser is responsible hereunder, and which amount is not an Excluded Asset, or is otherwise properly due and owing to Purchaser in accordance with the terms of this Agreement, Seller promptly shall remit, or cause to be remitted, such amount to Purchaser at the address set forth in Section 11.04.

SECTION 10.08 Removal of Transferred Equipment. Within fifteen (15) days following the expiration or earlier termination of the Manufacturing Agreement, Seller or a Seller Affiliate shall make the Transferred Equipment available for disassembly, packaging and removal during normal business hours from the Independence Facility by Purchaser at Purchaser’s sole cost, risk and expense. Upon thirty (30) days prior written notice, Seller shall reasonably cooperate at Purchaser’s sole cost, risk and expense with any auction or sale proceedings by Purchaser of all or any portion of the Transferred Equipment and shall allow reasonable access during normal business hours to any prospective third-party buyer to the Independence Facility in order to inspect, disassemble, package or remove the Transferred Equipment; provided that (i) any such auctions or sales proceedings of the Transferred Equipment are consistent with Section 1.9 of the Manufacturing Agreement and (ii) any access granted to Purchaser or to prospective third-party buyers in connection therewith shall not unreasonably interfere with Seller’s operations at the Independence Facility in any material respect. Purchaser shall be responsible for any damage to the Transferred Equipment or the Independence Facility arising out of the disassembly, packaging and removal of the Transferred Equipment (including in connection with any auctions or sales proceedings of the Transferred Equipment).

ARTICLE XI

Miscellaneous

SECTION 11.01 Assignment. Neither this Agreement nor any of the rights and obligations of the parties hereunder may be assigned or transferred by any of the parties hereto (including by operation of law in connection with a merger or consolidation of Purchaser, Seller or any Seller Affiliate) without the prior written consent of the other party hereto, except that (a) Purchaser may assign its right to purchase the Transferred Assets hereunder to any of its wholly owned subsidiaries without the prior written consent of Seller and (b) Seller may assign any rights and obligations hereunder to Unilever United States, Inc. and any of its or Seller’s

affiliates (including Unilever N.V., Unilever PLC and direct and indirect subsidiaries of either or both of them) without the prior written consent of Purchaser. Notwithstanding the foregoing, each of Seller and Purchaser shall remain liable for all of their respective obligations under this Agreement. Subject to the first sentence of this Section 11.01, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns and no other person shall have any right, obligation or benefit hereunder. Any attempted assignment or transfer in violation of this Section 11.01 shall be void.

SECTION 11.02 No Third-Party Beneficiaries. Except as provided in Article VIII and except that this Section 11.02 and Sections 11.09, 11.10, 11.11, 11.12 and 11.14 of this Agreement shall inure to the benefit of the Debt Financing Sources, this Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any person, other than the parties hereto and such assigns, any legal or equitable rights, obligations or benefits hereunder.

SECTION 11.03 Expenses. Whether or not the transactions contemplated by this Agreement are consummated, except as otherwise expressly provided herein, each of the parties hereto shall be responsible for the payment of its own respective costs and expenses incurred in connection with the negotiations leading up to and the performance of its respective obligations pursuant to this Agreement and the Ancillary Agreements including the fees of any attorneys, accountants, brokers or advisors employed or retained by or on behalf of such party. Purchaser shall pay any filing fee required under the HSR Act and all other Applicable Laws relating to competition.

SECTION 11.04 Notices. All notices, requests, permissions, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) three (3) business days following sending by registered or certified mail, postage prepaid, (b) when sent, if sent by facsimile; provided that the facsimile transmission is promptly confirmed by telephone, (c) when delivered, if delivered personally to the intended recipient, and (d) one (1) business day following sending by overnight delivery via a national courier service and, in each case, addressed to a party at the following address for such party:

(i) if to Seller,

Conopco, Inc.

c/o Unilever United States, Inc.

700 Sylvan Avenue

Englewood Cliffs, NJ 07632

Attention: General Counsel

Facsimile: (201) 894-2727

with a copy to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019-7475

Attention: Mark I. Greene, Esq.

Facsimile: (212) 474-3700

(ii) if to Purchaser,

Pinnacle Foods Inc.

399 Jefferson Road

Parsippany, NJ 07054

Attention: General Counsel

Facsimile: (973) 386-8984

with a copy to:

Simpson Thacher & Bartlett LLP

1999 Avenue of the Stars, 29th Floor

Los Angeles, CA 90067

Attention: Daniel Clivner, Esq.

Facsimile: (310) 407-7502

or to such other address(es) as shall be furnished in writing by any such party to the other party hereto in accordance with the provisions of this Section 11.04.

SECTION 11.05 Headings; Certain Definitions; Interpretation. (a) The descriptive headings of the several Articles and Sections of this Agreement and the Exhibits, Schedules and Table of Contents to this Agreement are inserted for convenience only, do not constitute a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall have the meaning as defined in this Agreement. All references herein to “Articles, “Sections, “Exhibits” or “Schedules” shall be deemed to be references to Articles or Sections hereof or Exhibits or Schedules hereto unless otherwise indicated. Information set forth in one Section of the Seller Disclosure Schedule shall be deemed to apply to each other Section or subsection.

(b) For all purposes hereof:

“affiliate” of any party means any person or entity controlling, controlled by or under common control with such party and, in the case of Seller, shall include Unilever N.V., Unilever PLC or any entity a majority of the voting shares of which is owned directly or indirectly by Unilever N.V. or Unilever PLC or both of them together (including the Seller Affiliates).

“Business” means the business of manufacturing (or having manufactured), marketing, distributing and selling the Products on a worldwide basis as such business is currently conducted by Seller and the Seller Affiliates.

“business day” shall refer to a day, other than a Saturday or a Sunday, on which commercial banks are not required or authorized to close in New York City.

“Business Material Adverse Effect” means any change, effect, event or occurrence (each, an “Effect”, and collectively, “Effects”) that, either individually or in the aggregate with all other Effects, has a material adverse effect (i) on the business, condition (financial or otherwise) or results of operations of the Business (including the Transferred Assets and Assumed Liabilities) or (ii) on the ability of Seller to consummate the Acquisition or to comply with its material obligations under the Manufacturing Agreement or the Transitional Services Agreement. For purposes of this Agreement, “Business Material Adverse Effect” shall exclude any Effect to the extent relating to (A) changes in law or applicable accounting regulations or principles, (B) any outbreak or escalation of hostilities or war or any act of terrorism, (C) changes in the United States or foreign economies, financial markets or geopolitical conditions in general, (D) changes in industries relating to the Business in general and not specifically relating to the Business (including fluctuations in raw material prices), (E) the announcement by Seller of its intention to sell the Business and (F) the execution or announcement of this Agreement (including the identity of Purchaser) or any of the Ancillary Agreements and the consummation or announcement of the transactions contemplated hereby or thereby (other than, in the case of clauses (E) and (F), for purposes of the first sentence of Section 3.03); except in the cases of clauses (A), (B), (C) and (D), to the extent disproportionately affecting the Business relative to industries in which the Business operates.

“Code” means the Internal Revenue Code of 1986, as amended.

“$” means United States dollars.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

“Excluded Taxes” means all Liabilities of Seller or any Seller Affiliate or any of their respective affiliates in respect of any Tax for any Pre-Closing Tax Period, Property Taxes that are the responsibility of Seller pursuant to Section 9.01, Taxes (other than Transfer Taxes) imposed on Seller, any Seller Affiliate or any of their respective affiliates arising out of, in connection with or attributable to the Acquisition, any Taxes imposed on Seller, any Seller Affiliate or any of their respective affiliates prior to the Closing Date (other than Property Taxes that are the responsibility of Purchaser pursuant to Section 9.01) and that are imposed on Purchaser or any of its affiliates solely as a result of being a transferee or successor of any Seller, any Seller Affiliate or any of their respective affiliates pursuant to this Agreement.

“Intellectual Property” means (i) patents and applications therefor, invention disclosures, provisionals, continuations, continuations-in-part, and foreign counterparts thereof, along with any reexaminations, reissues and extensions thereof; (ii) trademarks, trade names, trade-dress, brand names, corporate names, domain names, trademark registrations, trademark applications, service marks, service mark registrations and service mark applications, in all of the foregoing whether registered, unregistered, or existing at common law, including all goodwill attached thereto; and (iii) copyrights and copyrighted works in any and all forms, including copyright registrations and unregistered copyrights and moral rights appurtenant thereto.

“knowledge of Seller” means the actual knowledge of Paul Bello, Brian Orlando, Ullic Young, Bill Deegan and David Schwartz.

“person” means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental Entity or other entity.

“Post-Closing Tax Period” means any taxable period (or portion thereof) beginning after the Closing Date.

“Pre-Closing Tax Period” means any taxable period (or portion thereof) ending on or before the Closing Date.

“Products” means the products represented by the SKUs for the Brands set forth in Section 11.05(b) of the Seller Disclosure Schedule.

“Property Taxes” means real, personal and intangible property Taxes.

“Straddle Period” means any taxable period beginning on or prior to and ending after the Closing Date.

“subsidiary” of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person or by another subsidiary of such first person.

“Tax” or “Taxes” means any tax imposed by any Federal, state, provincial, local, foreign or other Taxing Authority, including income, franchise, property, sales, use, excise, employment, unemployment, payroll, social security, estimated, value added, ad valorem, transfer, recapture, withholding, health and other taxes of any kind, including any interest, penalties and additions thereto.

“Taxing Authority” means any Federal, state, provincial, local or foreign government, any subdivision, agency, commission or authority thereof or any quasi-governmental body exercising Tax regulatory authority.

“Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including any amendment made with respect thereto.

“Transfer Taxes” means all sales (including bulk sales), use, value-added, transfer, recording, ad valorem, privilege, documentary, gross receipts, registration, conveyance, excise, license, stamp or similar Taxes arising out of, in connection with or attributable to the Acquisition.

(c) For all purposes hereof, the terms “include”, “includes” and “including” shall be deemed followed by the words “without limitation”. The words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument or law defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or law as from time to time amended, modified or supplemented. References to a person are also to its permitted successors and assigns.

SECTION 11.06 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered, in person or by facsimile, or by electronic image scan, receipt acknowledged, to the other party hereto.

SECTION 11.07 Integrated Contract; Exhibits and Schedules. This Agreement, including the Seller Disclosure Schedule (and the Introduction thereto), the Purchaser Disclosure Schedule (and the Introduction thereto) and Exhibits hereto, any written amendments to the foregoing satisfying the requirements of Section 11.14, the Confidentiality Agreement and the Ancillary Agreements, including the schedules, exhibits and annexes thereto, constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede any previous agreements and understandings between the parties with respect to such matters. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement. There are no restrictions, promises, representations, warranties, agreements or undertakings of any party hereto with respect to the transactions contemplated by this Agreement, the Confidentiality Agreement or the Ancillary Agreements other than those set forth herein or therein or in any other document required to be executed and delivered hereunder or thereunder. In the event of any conflict between the provisions of this Agreement (including the Seller Disclosure Schedule (and the Introduction thereto), the Purchaser Disclosure Schedule (and the Introduction thereto) and Exhibits hereto), on the one hand, and the provisions of the Confidentiality Agreement or the Ancillary Agreements (including the schedules and exhibits thereto), on the other hand, the provisions of this Agreement shall control.

SECTION 11.08 Severability; Enforcement. The invalidity, illegality or unenforceability of any portion hereof shall not affect the validity, force or effect of the remaining portions hereof. If it is ever held that any restriction hereunder is too broad to permit enforcement of such restriction to its fullest extent, each party agrees that a court of competent jurisdiction may enforce such restriction to the maximum extent permitted by law, and each party hereby consents and agrees that such scope may be judicially modified accordingly in any proceeding brought to enforce such restriction.

SECTION 11.09 Governing Law. This Agreement and any disputes arising under or related hereto (whether for breach of contract, tortious conduct or otherwise) shall be governed and construed in accordance with the laws of the State of New York, without reference to its conflicts of law principles (other than Section 5.01-1401 of the General Obligations Law of the State of New York).

SECTION 11.10 Jurisdiction. Each party irrevocably agrees that any legal action, suit or proceeding against them or against the Debt Financing Sources arising out of or in connection with this Agreement or the transactions contemplated hereby or disputes relating hereto (whether in law or in equity and whether for breach of contract, tortious conduct or otherwise), including any dispute arising out of or in connection with the Debt Commitment Letter or the performance thereof, shall be brought exclusively in a Federal court sitting in the Borough of Manhattan in the City of New York, or, if such court does not have subject matter jurisdiction, the state courts of New York located in the Borough of Manhattan in the City of New York and hereby irrevocably accepts and submits to the exclusive jurisdiction and venue of the aforesaid courts in personam, with respect to any such action, suit or proceeding. Each of Purchaser and Seller irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement, any Ancillary Agreement or the transactions contemplated hereby and thereby in (i) the Supreme Court of the State of New York, New York County, or (ii) any Federal court sitting in the State of New York located in New York County, and hereby and thereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. This Section 11.10 shall not apply to any dispute under Section 2.03 that is required to be decided by the Independent Expert.

SECTION 11.11 Service of Process. Each party agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s respective address set forth in Section 11.04 shall be effective service of process for any action, suit or proceeding in New York with respect to any matters for which it has submitted to jurisdiction pursuant to Section 11.10.

SECTION 11.12 Waiver of Jury Trial. Each party hereby waives to the fullest extent permitted by Applicable Law, any right it may have to a trial by jury in respect of any litigation directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated hereby or disputes relating hereto, including in any action, claim, suit or proceeding against any Debt Financing Source. Each party (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it and the other party hereto have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 11.12.

SECTION 11.13 Further Assurances. From time to time, as and when requested by any party hereto and at such party’s expense, any other party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments (including the execution of local forms or notarization and/or legalization required for the recording of any assignments of applicable Transferred Intellectual Property or Additional Trademarks outside of the United States) and shall take, or cause to be taken, all such further or other actions as such requesting party may reasonably deem necessary or desirable to evidence and effectuate the transactions contemplated by this Agreement.

SECTION 11.14 Amendments. This Agreement may be amended, modified, superseded or canceled and any of the terms, covenants, representations, warranties or conditions hereof may be waived only by an instrument in writing signed by each of the parties hereto or, in the case of a waiver, by or on behalf of the party waiving compliance; provided, however, that Sections 11.02, 11.09, 11.10, 11.11 and 11.12 of this Agreement and this Section 11.14 may not be amended, modified, superseded, canceled or waived in a manner that is adverse to the Debt Financing Sources without the prior written consent of the Debt Financing Sources.

SECTION 11.15 Specific Enforcement. Subject to Section 8.04(d), the parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the State of New York located in New York County or any Federal court sitting in the State of New York located in New York County, this being in addition to any other remedy to which they are entitled at law or in equity.

IN WITNESS WHEREOF, Seller and Purchaser have duly executed this Agreement as of the date first written above.

CONOPCO, INC., as Seller,

By:	/s/ Bill Deegan
	Name:	Bill Deegan
	Title:	Finance Director

PINNACLE FOODS INC., as Purchaser,

By:	/s/ Craig Steeneck
	Name:	Craig Steeneck
	Title:	Executive Vice President and Chief Financial Officer

[Signature Page to Asset Purchase Agreement]